why we lead

THE MIDDLEBY CORPORATION
ANNUAL REPORT 2003

we watch


BLODGETT

The recent growth of on-premise baking in restaurants, such as Bronco Jack's, has led to an increase in demand for versatile equipment to handle this demand.


expansion of
Co-branding
Middleby
Growth Drivers
On-premise
baking
Fast casual
growth

DDLEBY CAREFULLY WATCHES CURRENT FOODSERVICE TRENDS AND
BEST POSITIONED TO TAKE ADVANTAGE OF THESE TRENDS.

speed

reduced operating costs

safety

service

AT MIDDLEBY, WE LISTEN TO OUR CUSTOMERS. THEY WANT SPEED, REDUCED OPERATING COSTS, SAFETY AND SERVICE. WE PROVIDE EQUIPMENT AND 24 HOUR SUPPORT TO SATISFY THEIR NEEDS.



we listen

As a leading manufacturer of broilers, griddles and convection ovens, Middleby has the equipment and technical knowledge to support customers such as Morton's of Chicago with new menu selections for low-carb diets.


we respond

R & D efforts focused on market trends and customer needs drive new products such as this prototype MagiKitch'n conveyor broiler.

Product Pipeline '04 – '05

'04 Q1
- Blodgett Roll-In Combi Oven (cost, service, safety)
- Middleby Marshall Countertop Conveyor Ovens (international co-branding)

'04 Q2
- Pitco Flat Bottom Fryer (cost)
- Toastmaster Counterline (cost, ethnic cuisine, fast casual)

'04 Q3
- Blodgett Steam Line (safety, low carb)
- Southbend Heavy Duty Electric Ranges and Griddles (fast casual, low-carb)

'04 Q4
- Middleby Marshall EMS II High Speed Oven (speed, cost)
- MagiKitch'n Conveyor Broiler (cost, low-carb)

'05 Q2
- Blodgett Baking and Roasting Ovens (speed, fast casual low-carb, on-premise baking)

MIDDLEBY RESPONDS TO MARKET TRENDS AND CUSTOMER NEEDS BY CONSTANTLY RESEARCHING AND DEVELOPING NEW PRODUCTS. IN 2005, WE INTRODUCED SIX NEW PRODUCTS THAT WERE WELL RECEIVED BY THE MARKETPLACE. OUR NEW PRODUCT PIPELINE (SHOWN ABOVE) HIGHLIGHTS THIS CONSTANT DEVELOPMENT.

The Middleby Corporation is a global leader in the foodservice equipment industry. The company develops, manufactures, markets and services a broad line of equipment used for cooking and food preparation in commercial and institutional kitchens and restaurants throughout the world. The company's leading equipment brands include Blodgett®, Blodgett Combi®, Blodgett Range®, CTX®, MagiKitch'n®, Middleby Marshall®,Pitco Frialator®, Southbend® and Toastmaster®. Middleby has production facilities in Illinois, North Carolina, Vermont, New Hampshire and the Philippines, plus nine international sales offices.

Financial Highlights

in thousands, except per share data	2001	2002	2003
Net sales	$ 101,552	$ 229,108	$ 235,402
Gross profit	31,504	78,500	85,853
Income from operations	7,934	29,731	35,016
Net earnings (1)	1,636	6,102	18,698
EBITDA	10,722	33,248	38,294
EPS on net earnings (1)	0.18	0.67	1.99
EBITDA per share	1.19	3.64	4.08
Weighted average shares outstanding	8,997,000	9,132,000	9,392,000
Working capital	$ 12,763	$ 13,890	$ 3,490
Total assets	211,397	207,962	194,620
Total debt	96,199	87,962	56,500
Stockholders' equity	39,409	44,632	62,090

(1) Includes $5.5 million or $0.60 per share of debt extinguishment expense, net of tax in 2002.

in millions, except per share data


01
02
03
$101.6 $229.1 $235.4
NET SALES
$1.6 $6.1 $18.7
NET EARNINGS
$0.18 $0.67 $1.99
EPS ON NET EARNINGS
$96.2 $88.0 $56.5
TOTAL DEBT

To Our Shareholders

Fiscal 2003 was another step forward in our vision of the future for The Middleby Corporation.

As we stated in last year's shareholder letter, fiscal 2002's successful execution of our acquisition strategy had positioned Middleby for a future of continued growth and profitability. In fiscal 2003 we built upon that foundation and emerged as a leader in our industry.

From a financial perspective, 2003 was a record breaking year. New records were posted in virtually every financial category including net sales, net earnings, earnings per share and cash flows. In addition, Middleby invested heavily in identifying emerging market trends in our industry and developing new products to capitalize on those trends.

MARKET LEADER

Our mission is clear. We will be the world's best single source in commercial cooking equipment - which is the value-added side of the industry.

Identifying emerging market trends and developing new products to add to our line-up of Middleby products will be our main objective going forward. The focus of the company and its stable of premium brands put Middleby on top in commercial cooking equipment and, most importantly, in a solid position to provide complete cooking equipment solutions to a broader range of customers. Adding highly complementary new products to our existing equipment line-up broadens our worldwide customer base.

Our core customers are the world's leading full-service and quick-service restaurant chains. By delivering equipment to six continents, we help customers to expand worldwide with high quality equipment solutions that offer consistent and easy cooking of popular menu items such as pizza, french fries, pasta, donuts, bagels, sandwiches, steaks, seafood and chicken. Functioning as an integral part of the value chains of our customers, we have aligned our growth strategy to their market needs.

Over the years, Middleby brands — Middleby Marshall, Southbend, Toastmaster, CTX, Blodgett, Pitco, MagiKitch'n and Blodgett Combi — have earned customer loyalty, a higher rate of customer retention and industry-wide respect.

Our conveyor ovens, convection ovens, combination ovens, ranges, toasters, broilers and fryers are formidable competitors and proven leaders in every one of our markets. Middleby Marshall dominates the heavy-duty conveyor oven market; Southbend is a leader in ranges; Blodgett Combi is the market leader for gas and electric combination convection/steam ovens; CTX is number one in infra-red conveyor cooking technology; Toastmaster is the leading name in commercial toasters and warming equipment; Blodgett broad-spectrum convection ovens command its market; MagiKitch'n is number one in broilers; while Pitco continues to aggressively improve its No. 2 position in fryers.

NEW PRODUCT PIPELINE

Middleby carefully watches our global market and has identified six trends that will continue to be growth drivers for the foodservice equipment industry over the next few years. These trends include the international expansion of US chains, the co-branding of multiple concepts under one roof, the growth of the fast casual restaurant concept, the emergence of low-carb menu offerings, the growth of on-premise baking of breads and the increased popularity of ethnic cuisine.

We also listen to our customers who consistently reiterate the four major qualities that they demand from their foodservice equipment. Our customers want speed of cooking, reduced operating costs, increased food safety and improved equipment reliability backed up by 24/7 service.

Middleby responds by constantly researching and developing new products to satisfy these trends and demands. In 2003, after putting the successful acquisition integration behind us, we directed considerable time and resources to loading our pipeline with new product ideas. These ideas evolved into six new, patented products introduced in 2003 followed by another nine that will be introduced in 2004 and 2005. For example, we have introduced equipment that save our customers in excess of 25% of their original equipment's energy costs and we are working on the next generation of energy savings that will deliver an additional 25% energy savings. In addition, we have invested in our international sales and service infrastructure to take advantage of rapidly growing emerging markets in such places as China and India. We believe this pipeline of new products and new ideas will generate significant new revenues for Middleby in 2004 and beyond.

2003 PERFORMANCE

Despite continued economic uncertainty and a flat foodservice equipment market, Middleby's net sales increased 2.7% over 2002's previous record net sales. Positive sales momentum accelerated throughout the year, as Middleby's fourth quarter sales were up over 6% from sales in the fourth quarter of the previous year. Middleby experienced increased business in the US driven in part by the success of new products along with continued expansion in the international markets. This sales growth momentum reflects our investment in new product development and a focus on what is important to our customers.

Our sales growth pushed our total net sales to over $235 million in 2003 from just over $229 million in 2002. This sales volume increase along with our aggressive cost cutting initiatives generated sizeable improvements in gross profit, operating income, earnings before taxes and net earnings both in terms of dollar increases and also as a percent of sales.

Strong cash flows in 2003 allowed the company to aggressively pay down $31.5 million of acquisition related debt including the paydown of $18.6 million of high interest notes. This debt reduction allowed us to significantly reduce interest costs while providing more financial flexibility. Additionally, Middleby issued a $0.25 special dividend to shareholders in December 2003. In the coming year, our cash flow from operations will continue to be strong, enabling us to continue to pay down the acquisition-related financing debt.

Looking ahead, we expect to report ongoing improvements in our performance resulting from the introduction of new, patented and innovative products. In addition, our on-going cost savings initiatives and our focus on reducing the acquisition related debt will also provide an even stronger platform for increased profitability.

We are excited about the future and our ability to keep Middleby a strong, profitable business and a leader in our industry. We will continue to identify emerging market trends and customer demands. And we will continue to develop and market products that answer those demands.

WILLIAM F. WHITMAN, JR. AND SELIM A. BASSOUL



There are three characteristics unique to Middleby that will continue to provide Middleby with a competitive advantage:

- Middleby is the only major food service equipment manufacturer to focus solely on the hot side of the business
- Middleby is well positioned to take advantage of rapidly growing markets and market trends
- Middleby's international sales and service infrastructure is uniquely positioned to support the major restaurant chains as they expand overseas.

We believe that we will continue to provide value to our shareholders, customers, employees, and to all who support us and share our goals.

Wm F. Whitman Jr.

WILLIAM F. WHITMAN, JR.
CHAIRMAN

Selim A. Bassoul

SELIM A. BASSOUL
PRESIDENT AND CHIEF
EXECUTIVE OFFICER

Middleby Brands



MIDDLEBY MARSHALL



BLODGETT



MAGIKITCH'N



CTX



TOASTMASTER



PITCO



SOUTHBEND



BLODGETT COMBI



BLODGETT RANGE

MIDDLEBY MARSHALL

Conveyor ovens

MARKETS SERVED High volume pizza chains, seafood chains, sandwich chains and casual dining.

HIGHLIGHTS Number one in conveyor ovens featuring impingement-plus technology that improves the cooking process and our energy management system (EMS™) that boosts cooking efficiency while reducing energy consumption.

BLODGETT

Convection ovens

MARKETS SERVED Casual dining, institutions, fast casual and fast food chains

HIGHLIGHTS Number one in convection ovens featuring solid construction and craftsmanship. New features include "no turn bake" technology and an anti-microbial handle.

MAGIKITCH'N

Charbroilers, grills and outdoor cooking equipment

MARKETS SERVED Fast casual, casual dining and outdoor catering operations

HIGHLIGHTS Number one in broilers for grilling of steaks, sausages, ribs, chicken, burgers and brats. Features new griddle and charbroiler combination for labor efficiency and a new line-up of outdoor catering equipment.

CTX

Infra-red conveyor ovens

MARKETS SERVED Pizza chains and sandwich chains

HIGHLIGHTS Number one in infra-red conveyor cooking technology featuring a line of self-cleaning conveyor ovens that electronically monitors and adjusts conveyor speed and individual heating zone temperatures for preset menu selection.

TOASTMASTER

Pop-up and conveyor toasters, hot food servers and sandwich grills

MARKETS SERVED Breakfast casual, fast casual, institutions and casual dining

HIGHLIGHTS The leading brand name in toasters featuring a broad line of toasting equipment including batch toasters and conveyor toasters with wide openings to accommodate all kinds of breads, bagels, muffins and open-faced sandwiches.

PITCO

Fryers, pasta cookers and rethermalizers

MARKETS SERVED Fast food chains and casual dining

HIGHLIGHTS A leader in fryers featuring new innovations such as the Solstice platform of high efficiency fryers that are more energy efficient than previous generation fryers and incorporate an advanced oil filtering system.

SOUTHBEND

Ranges, ovens, broilers, steamers and grills

MARKETS SERVED Institutions and casual dining

HIGHLIGHTS A leader in ranges featuring the new Platinum range line, an infra-red broiler that prepares food in half the time and with one third less energy than other broilers, and our famous "no quibble" warranty.

BLODGETT COMBI

Combi ovens (combination steam and convection ovens)

MARKETS SERVED Institutions, casual dining and hotels

HIGHLIGHTS A leader in combi ovens that steam, poach, roast, broil, bake and rethermalize in one compact unit. New features include a boilerless combi unit that simplifies cleaning and maintenance.

BLODGETT RANGE

Premium, heavy-duty cooking equipment

MARKETS SERVED Casual dining, institutions and hotels

HIGHLIGHTS This new product line was introduced late in 2002 and features ergonomic, labor saving innovations such as a refrigerated serving base for cold storage of meats and fish directly under the cooking work surface.

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

NET SALES SUMMARY

Fiscal Year Ended[1]	2003		2002		2001	
(dollars in thousands)	Sales	Percent	Sales	Percent	Sales	Percent
BUSINESS DIVISIONS:						
Cooking Systems Group:						
Core cooking equipment	$ 157,503	66.9%	$ 154,840	67.6%	$ 37,048	36.5%
Conveyor oven equipment	48,418	20.6	47,470	20.7	40,797	40.2
Counterline cooking equipment	9,929	4.2	11,000	4.8	11,071	10.9
International specialty equipment	7,495	3.2	4,826	2.1	4,795	4.7
Cooking Systems Group	223,345	94.9	218,136	95.2	93,711	92.3
International Distribution Division[2]	41,957	17.8	35,673	15.6	21,357	21.0
Intercompany sales[3]	(29,900)	(12.7)	(24,701)	(10.8)	(13,516)	(13.3)
Total	$ 235,402	100.0%	$ 229,108	100.0%	$ 101,552	100.0%

(1) The company's fiscal year ends on the Saturday nearest to December 31.
(2) Consists of sales of products manufactured by Middleby and products manufactured by third parties.
(3) Represents the elimination of sales amongst the Cooking Systems Group and from the Cooking Systems Group to the International Distribution Division.

RESULTS OF OPERATIONS

The following table sets forth certain items in the consolidated statements of earnings as a percentage of net sales for the periods presented:

Fiscal Year Ended[1]	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	63.5	65.7	69.0
Gross profit	36.5	34.3	31.0
Selling, general and administrative expenses	21.6	21.3	23.2
Income from operations	14.9	13.0	7.8
Interest expense and deferred financing amortization, net	2.5	4.9	0.7
Gain on acquisition financing derivatives	—	(0.1)	—
Debt extinguishment expenses	—	4.0	—
Other expense, net	0.2	0.4	0.8
Earnings before income taxes	12.2	3.8	6.3
Provision for income taxes	4.3	1.1	4.7
Net earnings	7.9%	2.7%	1.6%

(1) The company's fiscal year ends on the Saturday nearest to December 31.

ACQUISITION

On December 21, 2001, the company completed its acquisition of Blodgett Holdings, Inc. ("Blodgett") from Maytag Corporation.

The company accounted for this business combination using the purchase method to record a new cost basis for the assets acquired and liabilities assumed. The difference between the purchase price and the fair value of the assets acquired and liabilities assumed was recorded as goodwill. Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", goodwill and certain other intangible assets with indefinite lives acquired in conjunction with the Blodgett acquisition are subject to the nonamortization provisions of this statement from the date of acquisition.

The consolidated financial statements for fiscal 2001 include the operating results and the financial position of Blodgett for the period subsequent to its acquisition on December 21, 2001. The results of operations prior to and including December 21, 2001 are not reflected in the consolidated statements of earnings.

INFORMATIONAL NOTE

This report contains forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The company cautions readers that these projections are based upon future results or events and are highly dependent upon a variety of important factors which could cause such results or events to differ materially from any forward-looking statements which may be deemed to have been made in this report, or which are otherwise made by or on behalf of the company. Such factors include, but are not limited to, volatility in earnings resulting from goodwill impairment losses which may occur irregularly and in varying amounts; variability in financing costs; quarterly variations in operating results; dependence on key customers; international exposure; foreign exchange and political risks affecting international sales; changing market conditions; the impact of competitive products and pricing; the timely development and market acceptance of the company's products; the availability and cost of raw materials; and other risks detailed herein and from time-to-time in the company's Securities and Exchange Commission filings, including those discussed under "Risk Factors" further below in this item.

FISCAL YEAR ENDED JANUARY 3, 2004 AS COMPARED TO DECEMBER 28, 2002

NET SALES. Net sales in fiscal 2003 increased by $6.3 million or 2.7% to $235.4 million in fiscal 2003 from $229.1 million in fiscal 2002.

Net sales at the Cooking Systems Group increased by $5.2 million or 2.4% to $223.3 million in 2003 as compared to $218.1 million in the prior year.

- Core cooking equipment increased by $2.7 million or 1.7% to $157.5 million resulting from increased sales of fryers, ranges and charbroilers, offset in part by lower sales of combi-ovens. Fryer sales grew by approximately $3.6 million due to the continued success of the Pitco Solstice fryer product line, which was initially introduced in 2002. Range and charbroiler sales grew approximately $2.8 million also reflecting the impact of new product introduction including the Blodgett Range and the Southbend Platinum series of ranges, targeting the higher-end segment of the market. Sales of combi-ovens declined approximately $3.0 million due in large part to reduced government business, which included a large military order in the prior year. Core cooking equipment sales also reflects the impact of discontinued product lines, which accounted for a decrease of approximately $0.8 million.
- Conveyor oven equipment sales increased by $0.9 million or 2.0% to $48.4 million. Parts sales increased by approximately $2.3 million reflecting the impact of a growing and aging base of installed ovens in operations at customers. The increase in parts sales was offset in part by a $1.0 million reduction in the sale of refurbished ovens due to the decision to limit used oven trade in programs reducing the company's supply of used ovens for resale.
- Counterline cooking equipment sales decreased by $1.1 million or 9.7% as a result of lower demand from several restaurant chain customers and the impact of business interruption on certain products resulting from supplier quality problems which resulted in extended lead times and the temporary loss of business. The supplier issues were resolved by the end of the year.
- International specialty equipment sales increased by $2.7 million or 55.3%. The increase in sales resulted from increased production of component parts for the U.S. manufacturing divisions and increased sales to local restaurant customers in the Philippine market.

Net sales at the International Distribution Division increased by $6.2 million or 17.6% to $42.0 million. The majority of sales growth internationally came from China, Australia and the United Kingdom. Growth in the China and Australia market reflects increased restaurant openings of major restaurant chain customers as they expand internationally. Sales to the general market in China have also increased as the economy in that country continues to expand. Sales into the United Kingdom have increased due to greater penetration of that market resulting from the addition of a company owned distribution operation in that country, which was purchased as part of the Blodgett acquisition in December 2001.

Intercompany sales eliminations represent sales of product amongst the Cooking Systems Group operations and from the Cooking Systems Group operations to the International Distribution Division. The sales elimination increased by $5.2 million to $29.9 million reflecting the increase in purchases of equipment by the International Distribution Division from the Cooking Systems Group due to increased sales volumes.

GROSS PROFIT. Gross profit increased by $7.4 million to $85.9 million in fiscal 2003 from $78.5 million in 2002 as a result of increased sales volume and improvements in the gross margin rate, which increased to 36.5% in 2003 from 34.3% in 2002. The improvement in the gross margin rate resulted from several factors, including the following:

- An improving mix of product sales driven by higher margins on newly introduced products which tend to be more cost efficient to manufacture due to standardization of product platforms and improvements in product design. In addition, the company has discontinued or replaced certain product lines, which had carried higher costs or lower margins.
- Increasing international sales, which tend to result in higher overall gross margins for the combined company due to the distribution margin earned on international sales. As the company maintains its own international infrastructure it earns the markup on these sales in addition to the manufacturing margin.
- Cost reduction initiatives including the shift of component part manufacturing to low cost manufacturers, which included the company's Philippine based manufacturing facility. The company also realized benefits of certain cost reductions from key supplier negotiations utilizing increased purchasing leverage resulting from the company's 2001 acquisition of Blodgett.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $2.0 million to $50.8 million in 2003 from $48.8 million in 2002.

Selling and distribution expenses increased to $29.6 million in 2003 from $28.2 million in 2002. As a percentage of net sales, selling and distribution expenses increased slightly to 12.6% in 2003 from 12.3% in 2002. The increase in selling and distribution expense reflects increased advertising and promotional costs associated with new product introductions. The company also added several salespeople to the organization to increase market coverage.

General and administrative expenses increased to $21.2 million in 2003 from $20.6 million in 2002. As a percentage of net sales, general and administrative expenses were 9.0% in 2003 remaining constant with 2002. The net increase in general and administrative expenses includes increases in incentive compensation associated with improved financial performance of the company and higher pension costs associated with expanded benefits, offset in part by a reduction in bad debt expense resulting from improved credit experience.

INCOME FROM OPERATIONS. Income from operations increased $5.3 million or 17.8% to $35.0 million in fiscal 2003 from $29.7 million in fiscal 2002. The increase in operating income reflects the higher net sales and gross profit.

NON-OPERATING EXPENSES. Non-operating expenses decreased by $14.7 million to $6.2 million in 2003 from $20.9 million in 2002. The $14.7 million reduction in non-operating expenses includes a $5.3 million reduction in interest expense resulting from the repayment of high interest notes due to the Maytag associated with the Blodgett acquisition and generally lower average debt balances, a $9.1 million expense reduction associated with non-recurring debt extinguishment costs incurred in 2002 pertaining to the company's refinancing of its debt, a $0.5 million reduction in other net expenses, which is primarily comprised of foreign exchange gains and losses, and a $0.2 million reduction in gains associated with acquisition related financing derivatives.

INCOME TAXES. The company recorded a net tax provision of $10.1 million in fiscal 2003 at an effective rate of 35.1% as compared to a provision of $2.7 million at an effective rate of 30.8% in the prior year. The lower effective rate in the prior year reflects the benefit of a tax deduction for the write-off of an investment in a foreign subsidiary.

FISCAL YEAR ENDED DECEMBER 28, 2002 AS COMPARED TO DECEMBER 29, 2001

NET SALES. Net sales in fiscal 2002 increased from $101.6 million in fiscal 2001 to $229.1 million in fiscal 2002. The increase in net sales resulted from the incremental business associated with the acquired Blodgett operations. On a proforma basis, net sales for combined Middleby and Blodgett increased by $6.5 million or 2.9% as compared to $222.6 million in 2001.

Net sales at the Cooking Systems Group amounted to $218.1 million in 2002 as compared to $93.7 million in the prior year.

- Core cooking equipment sales increased to $154.8 million as compared to $37.0 million, primarily due to the addition of the acquired Blodgett product lines, which accounted for $117.2 million of the net change. Excluding the acquired product lines, core product sales increased by $0.6 million due to market share gains.
- Conveyor oven equipment sales amounted to $47.5 million as compared to $40.8 million in the prior year, including an increase of $6.9 million associated with the acquired product lines. Excluding the impact of the acquired product lines, sales were consistent year over year.

- Counterline cooking equipment net sales remained stable at $11.0 million in fiscal 2002 as compared to $11.1 million in the prior year. International specialty equipment sales of $4.8 million were constant with the prior year.

Net sales at the International Distribution Division increased to $35.7 million in 2002 compared to $21.4 million in 2001, due in part to the addition of a company owned distribution operation in the United Kingdom, which was acquired as part of the Blodgett purchase. Net sales of this operation amounted to $8.9 million in fiscal 2002. Excluding the impact of the UK distribution operation, the sales of the International Distribution Division increased by $5.4 million, primarily due to the revenues associated with the acquired product lines which began to be distributed through this division late in the first quarter of 2002.

GROSS PROFIT. Gross profit increased to $78.5 million in fiscal 2002 from $31.5 million in the prior year as a result of the increased sales volumes resulting from the acquisition. As a percentage of net sales, the gross margin rate increased to 34.3% in fiscal 2002 as compared to 31.0% in the prior year. The increase in the overall gross margin rate is largely attributable to an improved cost structure and a greater leverage resulting from the increased volume associated with the acquisition. As part of the cost structure improvements, the company consolidated manufacturing for several Blodgett product lines into existing manufacturing operations, enabling the company to exit two production facilities during the second quarter of 2002. The prior year gross profit was also impacted by a $0.9 million write-down of inventory recorded in the fourth quarter associated with the acquired Blodgett inventories.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $48.8 million in 2002 from $23.6 million in 2001.

Selling and distribution expenses increased to $28.2 million in 2002 from $13.2 million in 2001. The increased expense reflects the incremental cost associated with the acquired Blodgett operations. As a percentage of net sales, selling and distribution expenses were 12.3% in fiscal 2002 as compared to 13.0% in fiscal 2001, reflecting the greater leverage of sales and marketing costs over a larger combined sales base.

General and administrative expenses increased to $20.6 million in 2002 from $10.4 million in 2001, also reflecting the impact of the additional costs associated with the acquisition. As a percentage of net sales, general and administrative expenses were 9.0% in 2002 as compared to 10.2% in 2001. The reduction in general and administrative expense percentage reflects greater leverage of costs over the increased sales base. Additionally, goodwill amortization decreased by $0.8 million, or 0.8% of net sales due to the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets", which requires goodwill and intangible assets with indefinite lives no longer be amortized, but evaluated for impairment based upon financial tests related to the current value for the related assets.

INCOME FROM OPERATIONS. Income from operations increased $21.8 million to $29.7 million in fiscal 2002 from $7.9 million in fiscal 2001. The increase in operating income reflects the higher net sales and gross profit levels offset in part by increased selling and general and administrative expenses.

NON-OPERATING EXPENSES. Non-operating expenses increased to $20.9 million in fiscal 2002 from $1.5 million in fiscal 2001. Net interest expense increased by $10.4 million to $11.2 million as a result of increased interest expense associated with the debt incurred to finance the Blodgett acquisition. As a result of the early retirement of the company's senior bank facility and senior subordinated note, the company recorded a charge in the fourth quarter of 2002 amounting to $9.1 million. The charge included the write-down of $5.3 million in deferred financing costs, $2.8 million of a debt discount associated with the subordinated senior note, and a $1.0 million prepayment penalty associated with the retired debt. The gain on acquisition related financing derivatives amounted to $0.3 million in 2002, relating to a $0.6 million gain on stock warrant rights that were retired in December 2002 in conjunction with the company's debt refinancing, offset in part by $0.3 million in unrealized losses on an interest rate swap agreement. Other expenses, which are primarily comprised of foreign exchange losses, increased by $0.1 million to $0.9 million during the year.

INCOME TAXES. The company recorded a net tax provision of $2.7 million in fiscal 2002 at an effective rate of 30.8%. The tax provision reflects a $3.6 million one-time tax benefit related to the early retirement of the company's senior bank facility and senior subordinated note and a $1.7 million one-time tax benefit related to the write-off of an investment in the company's foreign subsidiary in Japan which favorably impacted the effective tax rate. In 2001, the company recorded a net tax provision of $4.8 million at an effective rate of 74.4%, which reflected the impact of foreign losses with no recorded tax benefit and a provision associated with state tax assessments.

FINANCIAL CONDITION AND LIQUIDITY

Total cash and cash equivalents decreased by $4.7 million to $3.7 million at January 3, 2004 from $8.4 million at December 28, 2002. The reduction in cash balances was due to repayment of debt balances. Net borrowings decreased from $88.0 million at December 28, 2002 to $56.5 million at January 3, 2004.

OPERATING ACTIVITIES. Net cash provided by operating activities amounted to $29.8 million as compared to $19.5 million in the prior year. Depreciation and amortization amounted to $4.0 million as compared to $6.3 million in the prior year. The reduction in the expense reflects lower amortization of deferred financing costs, which were written-off at the end of 2002 in conjunction with the company's debt refinancing. Deferred tax expense amounted to $1.4 million reflecting a reduction in the estimated temporary differences from 2002. Unpaid interest on seller notes of $0.6 million decreased from the prior year due to lower interest expense on the seller financed notes due to the Maytag, which were paid down during 2003. Accounts receivable decreased $4.8 million due to slowed shipments resulting from scheduled production shutdowns at the end of 2003, resulting in a temporary reduction in billing activity and a favorable, but temporary, impact on cash flows. Inventories declined $2.1 million reflecting the impact of actions to standardize product line platforms. Prepaid and other assets increased due to prepayments on estimated 2004 tax obligations. Accounts payable decreased $1.6 million due to normal operating variations resulting from the timing of vendor purchases and payments. Accrued expenses and other liabilities increased $1.0 million due to increases in warranty and product liability reserves associated with increased sales volumes and increased retirement benefit obligations.

INVESTING ACTIVITIES. During 2003 net cash used for investing activities amounted to $20.1 million. This included $1.0 million of property additions during the year for enhancements to existing manufacturing facilities and $19.1 million in repayments of principal and interest paid in kind associated with seller notes due to Maytag related to the 2001 Blodgett acquisition. The notes due to Maytag had an original maturity in 2006. The company elected to make a prepayment on these notes due to the high rate of interest in excess of 12%. At year-end, only $2.0 million of notes remained unpaid.

FINANCING ACTIVITIES. Net cash used in financing activities amounted to $14.4 million in 2003. This included the repayment of $12.0 million of scheduled term loan payments and repayment of $2.4 million in foreign borrowings. The company borrowed $1.5 million to fund the repayment of the seller notes and term debt obligations.

During the fourth quarter of 2003 the company also elected to issue a $0.25 dividend in light of the company's strong financial performance during the year. This dividend amounted to $2.3 million.

In 2004, the company has scheduled debt repayments of $13.0 million in connection with its $53.0 senior bank term loan. The company has a $30 million revolving credit facility under which borrowings are limited to the amount of collateral as defined per the financing agreement. At year-end, the collateral base and borrowing availability amounted to $15.3 million of which $3.0 was utilized, including $1.5 million in borrowings and $1.5 million in letters of credit. The company utilizes this revolving credit facility to periodically fund short-term working capital needs. The company believes that cash flows from operations and borrowing availability under the revolving credit facility will be sufficient to satisfy debt obligations, capital expenditures and working capital requirements for the foreseeable future. At January 3, 2004 the company was in compliance with all covenants pursuant to its borrowing agreements.

CONTRACTUAL OBLIGATIONS

The company's contractual cash payment obligations are set forth below (dollars in thousands):

	Long-term Debt	Operating Leases	Idle Facility Leases	Total Contractual Cash Obligations
Less than 1 year	$ 14,500	$ 758	$ 1,271	$ 16,529
1-3 years	28,600	1,151	2,177	31,928
4-5 years	13,400	512	2,222	16,134
After 5 years	—	117	6,819	6,936
	$ 56,500	$ 2,538	$ 12,489	$ 71,527

Idle facility leases consist of obligations for two manufacturing locations that were exited in conjunction with the company's manufacturing consolidation efforts. The lease obligations continue through December 2014. One of these facilities has been subleased. The company is actively looking for a subtenant for the second facility. The obligations presented above do not reflect any anticipated sublease income from the facilities.

As indicated in Note 13 to the consolidated financial statements, the projected benefit obligation of the defined benefit plans exceeded the plans' assets by $4.1 million at the end of 2003 as compared to $3.3 million at the end of 2002. The increase in the unfunded benefit obligations primarily resulted from the reduction in the assumed discount rate from 7.0% in 2002 to 6.25% in 2003. The unfunded benefit obligations were comprised of a $0.7 million under funding of the company's union plan and

$3.4 million of under funding of the company's directors plans. The company made minimum contributions required by the Employee Retirement Income Security Act of 1974 ("ERISA") of $0.3 million in 2003 and $0.4 million in 2002 to the company's union plan. The company expects to continue to make minimum contributions to the union plan as required by ERISA. The company made contributions of $1.0 million in 2003 and no contribution in 2002 to the company's directors plans. Contributions to the directors plans are at the discretion of the company and made in consideration of the funded status of the plan and the company's cash flows.

The company has $1.5 million in outstanding letters of credit, which expire on March 30, 2004 with an automatic one-year renewal, to secure potential obligations under insurance programs.

The company places purchase orders with its suppliers in the ordinary course of business. These purchase orders are generally to fulfill short-term manufacturing requirements of less than 90 days and most are cancelable with a restocking penalty. The company has no long-term purchase contracts or minimum purchase obligations with any supplier.

The company has no activities, obligations or exposures associated with off-balance sheet arrangements.

INTEREST RATE RISK

The company is exposed to market risk related to changes in interest rates. The following table summarizes the maturity of the company's debt obligations:

(dollars in thousands)	Fixed Rate Debt	Variable Rate Debt
2004	$ —	$ 14,500
2005	—	13,300
2006	2,000	13,300
2007	—	13,400
2008	—	—
	$ 2,000	$ 54,500

As of January 3, 2004, the company had aggregate borrowings under its senior bank agreement of $54.5 million. Year-end borrowings included a $48.5 million term loan assessed interest at floating rates of 2.75% above LIBOR, a $4.5 million term loan assessed interest at a rate of 3.75% above LIBOR and $1.5 million under the revolving credit facility. At January 3, 2004, the interest rate on the $48.5 million and $4.5 million term loans were 3.99% and 4.93%, respectively. The interest rate on the $48.5 million term loan may be adjusted quarterly based on the company's defined indebtedness ratio on a rolling four-quarter basis. Availability under the aggregate $30.0 million revolving credit facility is limited to the amount of collateral as defined by the senior bank agreement. At year-end, the collateral base and borrowing availability amounted to $15.3 million of which $3.0 was utilized, including $1.5 million in borrowings and $1.5 million in letters of credit. The revolving credit facility is assessed interest at 1.0% above PRIME for short-term borrowings or 2.75% above LIBOR on long-term borrowings. On January 3, 2004, the borrowings under the revolving credit facility carried an interest rate of 5.0%. A variable commitment fee, based upon the indebtedness ratio, is charged on the unused portion of the line of credit. This variable commitment fee amounted to 0.45% as of January 3, 2004.

The senior bank facility entered into in December 2002 requires the company to have in effect one or more interest rate protection agreements effectively fixing the interest rates on not less than $20.0 million in principal amount for a period of not less than two years and $10.0 million in principal amount for a period of not less than three years. In January 2002, the company had established an interest rate swap agreement with a notional amount of $20.0 million. This agreement swaps one-month LIBOR for a fixed rate of 4.03% and is in effect through December 31, 2004. In February 2003, the company entered into another swap agreement with a notional amount of $10.0 million that swaps one-month LIBOR for a fixed rate of 2.36% and is in effect through December 30, 2005.

As of January 3, 2004 the company had $2.0 million in notes due to Maytag. The notes due to Maytag mature in December 2006 and bear an interest rate of 12.0% payable in cash. Interest on the Maytag notes is assessed semi-annually. The notes become immediately due upon the occurrence of certain material events without the written permission of Maytag, including a change in control, a business acquisition, the acceleration of the senior bank debt, or the issuance of additional debt. The company has the ability to prepay the notes to Maytag without penalty.

The terms of the senior secured credit facility and subordinated note to Maytag limit the paying of dividends, capital expenditures and leases, and require, among other things, a minimum amount, as defined, of stockholders' equity, and certain ratios of indebtedness and fixed charge coverage. The credit agreement also provides that if a material adverse change in the company's business operations or conditions occurs, the lender could declare an event of default. Under terms of the agreement a material adverse effect is defined as (a) a material adverse change in, or a material adverse effect upon, the operations, business properties, condition (financial and otherwise) or prospects of the company and its subsidiaries taken as a whole; (b) a material impairment of the ability of the company to perform under the loan agreements and to avoid any event of default; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the company of any loan document. At January 3, 2004, the company was in compliance with all covenants pursuant to its borrowing agreements.

FOREIGN EXCHANGE DERIVATIVE FINANCIAL INSTRUMENTS

The company uses derivative financial instruments, principally foreign currency forward purchase and sale contracts with terms of less than one year, to hedge its exposure to changes in foreign currency exchange rates. The company's primary hedging activities are to mitigate its exposure to changes in exchange rates on intercompany and third party trade receivables and payables. The company does not currently enter into derivative financial instruments for speculative purposes. In managing its foreign currency exposures, the company identifies and aggregates naturally occurring offsetting positions and then hedges residual balance sheet exposures. The following table summarizes the forward and option purchase contracts outstanding at January 3, 2004, the fair value of which was approximately $(0.1) million at the end of the year:

Sell	Purchase	Maturity
1,000,000,000 South Korean Won	$848,000 U.S. Dollars	January 12, 2004
17,250,000 Taiwan Dollar	$507,000 U.S. Dollars	January 12, 2004
5,170,000 Mexico Pesos	$458,000 U.S. Dollars	January 12, 2004
6,161,400 Mexico Pesos	$541,000 U.S. Dollars	January 12, 2004
1,000,000 British Pounds	$1,743,000 U.S. Dollars	January 12, 2004

The company accounts for its derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was adopted in the first quarter of 2001. In accordance with SFAS No.133, as amended, these instruments are recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in the market value and the related foreign exchange gains and losses are recorded in the statement of earnings.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial condition and results of operations are based upon the company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, the company evaluates its estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

PROPERTY AND EQUIPMENT. Property and equipment are depreciated or amortized on a straight-line basis over their useful lives based on management's estimates of the period over which the assets will be utilized to benefit the operations of the company. The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. The company periodically reviews these lives relative to physical factors, economic factors and industry trends. If there are changes in the planned use of property and equipment or if technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods.

LONG-LIVED ASSETS. Long-lived assets (including goodwill and other intangibles) are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of the company's long-lived assets, the company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are judgments based on the company's experience and knowledge of operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. If the company's estimates or the underlying assumptions change in the future, the company may be required to record impairment charges.

WARRANTY. In the normal course of business the company issues product warranties for specific product lines and provides for the estimated future warranty cost in the period in which the sale is recorded. The estimate of warranty cost is based on contract terms and historical warranty loss experience that is periodically adjusted for recent actual experience. Because warranty estimates are forecasts that are based on the best available information, claims costs may differ from amounts provided. Adjustments to initial obligations for warranties are made as changes in the obligations become reasonably estimable.

LEASE OBLIGATIONS. In 2002 and 2001, the company established reserves associated with lease obligations for manufacturing facilities that were exited in conjunction with manufacturing consolidation efforts related to the acquisition of Blodgett. The terms of the leases associated with the two facilities in Shelburne, Vermont and Quakertown, Pennsylvania extend through December 2014. The company currently has a subtenant for the Quakertown, Pennsylvania facility for a portion of the lease term. The company is actively searching for a subtenant for the other facility. The recorded reserves are established for the future lease obligations net of an estimate for anticipated sublease income. The forecast of sublease income could differ from actual amounts, which are subject to the occupancy by a subtenant and a negotiated sublease rental rate. If the company's estimates or underlying assumptions change in the future, the company would be required to adjust the reserve amount accordingly.

LITIGATION. From time to time, the company is subject to proceedings, lawsuits and other claims related to products, suppliers, employees, customers and competitors. The company maintains insurance to cover product liability, workers compensation, property and casualty, and general liability matters. The company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after assessment of each matter and the related insurance coverage. The required accrual may change in the future due to new developments or changes in approach such as a change in settlement strategy in dealing with these matters. The company does not believe that any such matter will have a material adverse effect on its financial condition or results of operations.

INCOME TAXES. The company operates in numerous foreign and domestic taxing jurisdictions where it is subject to various types of tax, including sales tax and income tax. The company's tax filings are subject to audits and adjustments. Because of the nature of the company's operations, the nature of the audit items can be complex, and the objectives of the government auditors can result in a tax on the same transaction or income in more than one state or country. As part of the company's calculation of the provision for taxes, the company establishes reserves for the amount that it expects to incur as a result of audits. The reserves may change in the future due to new developments related to the various tax matters.

CERTAIN RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

FUTURE TRANSACTIONS. The company periodically reviews potential transactions related to products or product rights and businesses complementary to its business. Such transactions could include mergers, acquisitions, or licensing agreements. In the future, the company may choose to enter into such transactions at any time. The impact of transactions on the market price of a company's stock is often uncertain, but may cause substantial fluctuations to the market price. Consequently, you should be aware that any announcement of any such transaction could have a material adverse effect upon the market price of Middleby's common stock. Moreover, depending upon the nature of any transaction, the company may experience a charge to earnings, which could be material, and could possibly have an adverse impact upon the market price of Middleby common stock.

FINANCING RELATED EXPOSURE. The company has significant debt, which it incurred in conjunction with the Blodgett acquisition. A portion of this debt is subject to fluctuation in interest rates, which could have a negative impact on the company's interest costs. Additionally, terms of the senior bank agreement limit the paying of dividends, capital expenditures and leases, and require, among other things, a minimum amount, as defined, of stockholders' equity, certain ratios of indebtedness and fixed charge coverage. Noncompliance by the company to satisfy any one of these requirements could result in a significant increase in the company's financing costs and have a material adverse impact to the company's financial results and condition. The financing agreements also provide that if a material adverse change in the company's business operations or conditions occurs, the lender could declare an event of default. Under terms of the agreement a material adverse effect is defined as (a) a material adverse change in, or a material adverse effect upon, the operations, business properties, condition (financial and otherwise) or prospects of the company and its subsidiaries taken as a whole; (b) a material impairment of the ability of the company to perform under the loan agreements and to avoid any event of default; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the company of any loan document.

QUARTERLY VARIATIONS IN OPERATING RESULTS. Results of the company's operations have fluctuated from quarter to quarter in the past, and may fluctuate significantly in the future. Such fluctuations may result from a variety of factors, including the timing of orders from major customers, the timing of new product introductions, the loss of any of its significant customers or distributors, currency fluctuations, disruption in the supply of components for the company's products, changes in product mix or capacity utilization, personnel changes, production delays, seasonality, general economic conditions and other factors affecting sales and results of operations.

INTERNATIONAL EXPOSURE. The company has manufacturing operations located in Asia and distribution operations in Asia, Europe, and Latin America. The company's operations are subject to the impact of economic downturns, political instability, and foreign trade restrictions, which may adversely affect the financial results. The company anticipates that international sales will continue to account for a significant portion of consolidated net sales in the foreseeable future. Some sales by the foreign operations are in local currency and an increase in the relative value of the U.S. dollar against such currencies would lead to the reduction in consolidated sales and earnings. Additionally, foreign currency exposures are not fully hedged and there can be no assurances that the company's future results of operations will not be adversely affected by currency fluctuations.

DEPENDENCE ON KEY CUSTOMERS. The company's growth is strongly influenced by the growth of its key customers, many of which are large restaurant chains. The number of new store openings by these chains can vary from quarter to quarter depending on internal growth plans, construction, seasonality and other factors. If these chains were to conclude that the market for their type of restaurant had become saturated, they could open fewer restaurants. In addition, during an economic downturn, key customers could both open fewer restaurants and defer purchases of new equipment for existing restaurants. Either of these conditions could have a material adverse effect on the company's future results of operations.

COMPETITION. The cooking and warming segment of the foodservice equipment industry is highly competitive and fragmented. Within a given product line, the industry remains fairly concentrated, with typically a small number of competitors accounting for the bulk of the industry-wide sales. Industry competition includes companies that manufacture a broad line of commercial foodservice equipment products and those that specialize in a particular product line. Some of the company's competitors have greater financial and marketing resources than the company. In addition, some competitors have different pricing structures and may be able to deliver their products at lower prices. Although the company believes that the performance and price characteristics of its products will provide competitive solutions for its customers' needs, there can be no assurance that its customers will choose the company's products over products offered by competitors. Further, the market for the company's products is characterized by changing technology and evolving industry standards. The company is aware of other companies that are developing, and in some cases have introduced, new equipment based on high-speed heating methods and technologies. Accordingly, the company's ability to compete successfully will depend, in large part, on its ability to enhance and improve its existing products.

PRODUCT LIABILITY MATTERS. The company is engaged in a business that could expose it to possible liability claims from others, including foodservice operators and their staff, as well as from consumers, for personal injury or property damage due to alleged design or manufacturing defects in the company's products. The company maintains an umbrella liability insurance policy to cover claims up to $15 million per occurrence and in aggregate. There can be no assurance, however, that the company's insurance will be sufficient to cover potential claims or that an adequate level of coverage will be available in the future at reasonable cost. A partially insured or a completely uninsured successful claim against the company could have a material adverse effect on the company.

RISKS RELATING TO INTELLECTUAL PROPERTY. The company holds numerous patents covering technology and applications related to various products, equipment and systems, and numerous trademarks and trade names registered with the U.S. Patent and Trademark Office and in various foreign countries, including the names Blodgett, Blodgett Combi, Blodgett Range, CTX, MagiKitch'n, Middleby Marshall, Pitco Frialator, Southbend, SteamMaster, and Toastmaster. There can be no assurance as to the breadth or degree of protection that existing or future patents or trademarks may afford the company.

DEPENDENCE ON KEY PERSONNEL. The company depends significantly on certain of its executive officers and certain other key personnel, many of whom could be difficult to replace. The incapacity, inability or unwillingness of certain of these people to perform their services may have a material adverse effect on the company. There can be no assurance that the company will be able to continue to attract, motivate and retain personnel with the skills and experience needed to successfully manage the company's business and operations.

Report of Independent Public Accountants

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE MIDDLEBY CORPORATION

We have audited the accompanying consolidated balance sheets of The Middleby Corporation and Subsidiaries as of January 3, 2004 and December 28, 2002 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 3, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Middleby Corporation and Subsidiaries as of January 3, 2004 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
March 23, 2004

Consolidated Balance Sheets

January 3, 2004 and December 28, 2002

(in thousands, except share data)	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,652	$ 8,378
Accounts receivable, net	23,318	27,797
Inventories, net	25,382	27,206
Prepaid expenses and other	1,776	1,069
Current deferred taxes	12,839	13,341
Total current assets	66,967	77,791
Property, plant and equipment, net	24,921	27,500
Goodwill	74,761	74,761
Other intangibles	26,300	26,300
Other assets	1,671	1,610
Total assets	$ 194,620	$ 207,962
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 14,500	$ 14,400
Accounts payable	11,901	13,488
Accrued expenses	37,076	36,013
Total current liabilities	63,477	63,901
Long-term debt	42,000	73,562
Long-term deferred tax liability	8,264	7,878
Other non-current liabilities	18,789	17,989
Stockholders' equity:		
Preferred stock, $.01 par value; none issued	–	–
Common stock, $.01 par value; 11,257,021 and 11,028,396 shares issued in 2003 and 2002, respectively	113	110
Shareholder receivable	–	(200)
Paid-in capital	55,279	53,837
Treasury stock at cost; 2,047,271 and 2,002,474 shares in 2003 and 2002, respectively	(12,463)	(11,635)
Retained earnings	21,470	5,073
Accumulated other comprehensive loss	(2,309)	(2,553)
Total stockholders' equity	62,090	44,632
Total liabilities and stockholders' equity	$ 194,620	$ 207,962

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Earnings

For the fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001
(in thousands, except per share data)

	2003	2002	2001
Net sales	$ 235,402	$ 229,108	$ 101,552
Cost of sales	149,549	150,608	70,048
Gross profit	85,853	78,500	31,504
Selling and distribution expenses	29,609	28,213	13,180
General and administrative expenses	21,228	20,556	10,390
Income from operations	35,016	29,731	7,934
Net interest expense and deferred financing amortization	5,891	11,180	740
Gain on acquisition financing derivatives	(62)	(286)	—
Debt extinguishment expenses	—	9,122	—
Other expense, net	366	901	794
Earnings before income taxes	28,821	8,814	6,400
Provision for income taxes	10,123	2,712	4,764
Net earnings	$ 18,698	$ 6,102	$ 1,636
NET EARNINGS PER SHARE:			
Basic	$ 2.06	$ 0.68	$ 0.18
Diluted	$ 1.99	$ 0.67	$ 0.18
WEIGHTED AVERAGE NUMBER OF SHARES:			
Basic	9,065	8,990	8,981
Diluted	9,392	9,132	8,997

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

For the fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001 (in thousands)	Common Stock	Shareholder Receivable	Paid-in Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholder's Equity
BALANCE, DECEMBER 30, 2000	$ 110	$ (290)	$ 53,805	$ (11,707)	$ (2,665)	$ (1,792)	$ 37,461
Comprehensive income:							
Net earnings	—	—	—	—	1,636	—	1,636
Currency translation adjustments	—	—	—	—	—	565	565
Increase in minimum pension liability, net of tax of $(17)	—	—	—	—	—	(42)	(42)
Net comprehensive income	—	—	—	—	1,636	523	2,159
Exercise of stock options	—	—	9	—	—	—	9
Issuance of treasury stock	—	—	—	93	—	—	93
Purchase of treasury stock	—	—	—	(313)	—	—	(313)
BALANCE, DECEMBER 29, 2001	$ 110	$ (290)	$ 53,814	$ (11,927)	$ (1,029)	$ (1,269)	$ 39,409
Comprehensive income:							
Net earnings	—	—	—	—	6,102	—	6,102
Currency translation adjustments	—	—	—	—	—	(378)	(378)
Increase in minimum pension liability, net of tax of $(138)	—	—	—	—	—	(346)	(346)
Unrealized loss on interest rate swap	—	—	—	—	—	(560)	(560)
Net comprehensive income	—	—	—	—	6,102	(1,284)	4,818
Exercise of stock options	—	—	15	—	—	—	15
Shareholder loan	—	(300)	—	—	—	—	(300)
Loan forgiveness	—	390	—	—	—	—	390
Issuance of treasury stock	—	—	8	292	—	—	300
BALANCE, DECEMBER 28, 2002	$ 110	$ (200)	$ 53,837	$ (11,635)	$ 5,073	$ (2,553)	$ 44,632
Comprehensive income:							
Net earnings	—	—	—	—	18,698	—	18,698
Currency translation adjustments	—	—	—	—	—	468	468
Increase in minimum pension liability, net of tax of $(380)	—	—	—	—	—	(621)	(621)
Unrealized gain on interest rate swap, net of tax of $(118)	—	—	—	—	—	397	397
Net comprehensive income	—	—	—	—	18,698	244	18,942
Exercise of stock options	3	—	1,442	(828)	—	—	617
Loan forgiveness	—	200	—	—	—	—	200
Dividend payment	—	—	—	—	(2,301)	—	(2,301)
BALANCE, JANUARY 3, 2004	$ 113	$ —	$ 55,279	$ (12,463)	$ 21,470	$ (2,309)	$ 62,090

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

For the fiscal years ended January 3, 2004,
December 28, 2002 and December 29, 2001

(in thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES -			
Net earnings	$ 18,698	$ 6,102	$ 1,636
Adjustments to reconcile net earnings to net cash provided by operating activities -			
Depreciation and amortization	3,990	6,280	3,582
Deferred taxes	1,386	(1,904)	3,394
Unrealized (gain) loss on derivative financing instruments	(62)	326	—
Debt extinguishment	—	8,087	—
Unpaid interest on seller notes	567	2,340	—
Cash effects of changes in -			
Accounts receivable, net	4,792	(2,700)	7,101
Inventories, net	2,136	1,719	3,682
Prepaid expenses and other assets	(1,176)	516	564
Accounts payable	(1,587)	1,998	(2,633)
Accrued expenses and other liabilities	1,046	(3,232)	(3,380)
Net cash provided by operating activities	29,790	19,532	13,946
CASH FLOWS FROM INVESTING ACTIVITIES -			
Additions to property and equipment	(1,003)	(1,087)	(469)
Acquisition of Blodgett	(19,129)	—	(74,998)
Net cash (used in) investing activities	(20,132)	(1,087)	(75,467)
CASH FLOWS FROM FINANCING ACTIVITIES -			
Proceeds (repayments) under revolving credit facilities	1,500	(13,885)	5,641
Net proceeds (repayments) under senior secured bank notes	(12,000)	24,500	40,500
Proceeds (repayments) under subordinated senior note	—	(25,013)	25,013
Proceeds (repayments) under foreign bank loan	(2,400)	2,400	—
Debt issuance costs	—	(1,346)	(6,841)
Retirement of warrant associated with note obligation	—	(2,688)	—
Repurchase of treasury stock	—	—	(313)
Issuance of treasury stock	—	300	93
Payment of special dividend	(2,301)	—	—
Net proceed from stock issuances	617	15	9
Shareholder loan	200	(300)	—
Other financing activities, net	—	(47)	(288)
Net cash (used in) provided by financing activities	(14,384)	(16,064)	63,814
CHANGES IN CASH AND CASH EQUIVALENTS -			
Net (decrease) increase in cash and cash equivalents	(4,726)	2,381	2,293
Cash and cash equivalents at beginning of year	8,378	5,997	3,704
Cash and cash equivalents at end of year	$ 3,652	$ 8,378	$ 5,997

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

(1) NATURE OF OPERATIONS

The Middleby Corporation (the "company") is engaged in the design, manufacture and sale of commercial and institutional foodservice equipment. Its major lines of products consist of conveyor ovens, convection ovens, fryers, ranges, toasters, counter-top cooking and warming equipment, combi ovens, steamers, broilers, deck ovens, and semi-custom fabrication. The company manufactures and assembles this equipment at four factories in the United States and one factory in the Philippines.

The company's end-user customers include: (i) fast food or quick-service restaurants, (ii) full-service restaurants, including casual-theme restaurants, (iii) retail outlets, such as convenience stores, supermarkets and department stores and (iv) public and private institutions, such as hotels, resorts, schools, hospitals, long-term care facilities, correctional facilities, stadiums, airports, corporate cafeterias, military facilities and government agencies. Included in these customers are several large multi-national restaurant chains, which account for a significant portion of the company's business, although no single customer accounts for more than 10% of net sales. The company's domestic sales are primarily through independent dealers and distributors and are marketed by the company's sales personnel and network of independent manufacturers' representatives. The company's international sales are through a combined network of independent and company-owned distributors. The company maintains regional sales offices in Asia, Europe and Latin America complemented by sales and distribution offices in Canada, China, India, Korea, Mexico, the Philippines, Spain, Taiwan and the United Kingdom.

The company purchases raw materials and component parts, the majority of which are standard commodity type materials, from a number of suppliers. Although certain component parts are procured from a sole source, the company can purchase such parts from alternate vendors.

The company has numerous licenses and patents to manufacture, use and sell its products and equipment. Management believes the loss of any one of these licenses or patents would not have a material adverse effect on the financial and operating results of the company.

(2) PURCHASE ACCOUNTING

On December 21, 2001, the company completed its acquisition of Blodgett Holdings, Inc. ("Blodgett") from Maytag Corporation ("Maytag").

The company has accounted for this business combination using the purchase method to record a new cost basis for the assets acquired and liabilities assumed. The difference between the purchase price and the fair value of the assets acquired and liabilities assumed was recorded as goodwill. Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and certain other intangible assets in conjunction with the Blodgett acquisition are subject to the nonamortization provisions of this statement from the date of acquisition.

The allocation of net cash paid for the Blodgett acquisition as of December 29, 2001 and December 28, 2002 is summarized as follows (in thousands):

	Dec. 29, 2001	Adjustments	Dec. 28, 2002
Current assets	$ 36,957	$ (197)	$ 36,760
Property, plant, and equipment	13,863	(218)	13,645
Goodwill	62,008	756	62,764
Other intangibles	26,300	—	26,300
Liabilities	(44,076)	(2,174)	(46,250)
Total purchase price	95,052	(1,833)	93,219
Less: Notes issued at closing	(20,054)	1,833	(18,221)
Net cash paid for Blodgett at closing	$ 74,998	$ —	$ 74,998

The goodwill and other intangible assets, which are comprised of trademarks, are subject to the non-amortization provisions of SFAS No. 142 and are allocable to the Cooking Systems Group for purposes of segment reporting (see Note 11 for further discussion). Neither of these assets is anticipated to be deductible for income taxes.

In connection with the acquisition of Blodgett, the company recorded liabilities totaling $10.9 million, including $3.9 million of severance costs associated with headcount reduction initiatives and $6.9 million associated with the closure of three manufacturing facilities. See Note 10 for further discussion.

In August 2002, the company reached final settlement with Maytag on post-closing adjustments pertaining to the acquisition of Blodgett. As a result, the final purchase price and the principal amount of notes due to Maytag were reduced by $1.8 million.

During 2003, the company paid $19.1 million of principal and interest paid in kind to Maytag. At January 3, 2004, $2.0 million of notes remained unpaid.

(3) RECLASSIFICATION

The company has made certain reclassifications to the fiscal year 2002 financial statements. Under SFAS No. 145, "Rescission of FASB Statements SFAS No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections", issued in April 2002, the previous requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement was eliminated. Instead, such gains and losses are to be classified as extraordinary items only if they are deemed to be unusual and infrequent. These changes are effective for fiscal years beginning after May 15, 2002. As a result, in the 2003 financial statements, the company made a reclassification in the presentation of a loss incurred pertaining to the extinguishment of debt and its related tax benefit in the 2002 statement of earnings. In the 2002 financial statements, the company reported a $5.5 million extraordinary loss, comprised of a $9.1 million debt extinguishment loss net of a $3.6 million tax benefit. In the 2003 financial statements, the $9.1 million loss has been reclassified to debt extinguishment expense as a component of earnings before income taxes and the related $3.6 million tax benefit to the provision for income taxes.

(4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, the company evaluates its estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The consolidated financial statements include the operating results and the financial position of Blodgett for the period subsequent to its acquisition on December 21, 2001. The results of operations prior to and including December 21, 2001 are not reflected in the consolidated statements of earnings.

The company's fiscal year ends on the Saturday nearest December 31. Fiscal years 2003, 2002 and 2001 ended on January 3, 2004, December 28, 2002 and December 29, 2001, respectively, and each included 53, 52 and 52 weeks, respectively.

(B) CASH AND CASH EQUIVALENTS The company considers all short-term investments with original maturities of three months or less when acquired to be cash equivalents. The company's policy is to invest its excess cash in U.S. Government securities, interest-bearing deposits with major banks, municipal notes and bonds and commercial paper of companies with strong credit ratings that are subject to minimal credit and market risk.

(C) ACCOUNTS RECEIVABLE Accounts receivable, as shown in the consolidated balance sheets, are net of allowances for doubtful accounts of $3,146,000 and $3,494,000 at January 3, 2004 and December 28, 2002, respectively.

(D) INVENTORIES Inventories are composed of material, labor and overhead and are stated at the lower of cost or market. Costs for Blodgett inventory have been determined using the last-in, first-out ("LIFO") method. Costs for all other inventory have been determined using the first-in, first-out ("FIFO") method. The company estimates reserves for inventory obsolescence and shrinkage based on its judgment of future realization. Inventories at January 3, 2004 and December 28, 2002 are as follows:

(dollars in thousands)	2003	2002
Raw materials and parts	$ 3,798	$ 6,178
Work in process	5,288	5,849
Finished goods	15,667	15,179
	24,753	27,206
LIFO Adjustment	629	—
Total	$ 25,382	$ 27,206

(E) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost as follows:

(dollars in thousands)	2003	2002
Land	$ 4,925	$ 4,925
Building and improvements	18,409	18,364
Furniture and fixtures	8,604	8,491
Machinery and equipment	22,129	21,508
	54,067	53,288
Less accumulated depreciation	(29,146)	(25,788)
	$ 24,921	$ 27,500

Property and equipment are depreciated or amortized on a straight-line basis over their useful lives based on management's estimates of the period over which the assets will be utilized to benefit the operations of the company. The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. The company periodically reviews these lives relative to physical factors, economic factors and industry trends. If there are changes in the planned use of property and equipment or if technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods.

Following is a summary of the estimated useful lives:

Description	Life
Building and improvements	20 to 40 years
Furniture and fixtures	5 to 7 years
Machinery and equipment	3 to 10 years

Depreciation expense is provided for using the straight-line method and amounted to $3,583,000, $3,967,000 and $2,688,000 in fiscal 2003, 2002 and 2001, respectively.

Expenditures which significantly extend useful lives are capitalized. Maintenance and repairs are charged to expense as incurred. Asset impairments are recorded whenever events or changes in circumstances indicate that the recorded value of an asset is less than the sum of its expected future undiscounted cash flows.

(F) GOODWILL AND OTHER INTANGIBLES The excess purchase price over net assets acquired has historically been amortized using a straight-line method over periods of 3 to 40 years. SFAS No. 142 eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a finite life, and addresses the impairment testing and recognition for goodwill and intangible assets. This pronouncement applies to goodwill and intangible assets arising from transactions completed before and after the date of adoption. Effective with the first quarter of 2002, the company ceased amortization of goodwill and indefinite-lived intangibles. Goodwill and other intangibles are reviewed for impairment annually or whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. For long-lived assets held for use, an impairment loss is recognized when the estimated undiscounted cash flows produced by an asset are less than the asset's carrying value. Estimates of future cash flows are judgments based on the company's experience and knowledge of operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. If the company's estimates or the underlying assumptions change in the future, the company may be required to record impairment charges.

(G) ACCRUED EXPENSES Accrued expenses consist of the following at January 3, 2004 and December 28, 2002, respectively:

(dollars in thousands)	2003	2002
Accrued warranty	$ 11,563	$ 10,447
Accrued payroll and related expenses	7,094	8,544
Accrued customer rebates	6,935	6,043
Accrued product liability and workers comp	3,398	1,732
Accrued commissions	1,466	1,535
Accrued severance and plant closures	1,092	2,188
Other accrued expenses	5,528	5,524
	$ 37,076	$ 36,013

(H) LITIGATION MATTERS From time to time, the company is subject to proceedings, lawsuits and other claims related to products, suppliers, employees, customers and competitors. The company maintains insurance to cover product liability, workers compensation, property and casualty, and general liability matters. The company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after assessment of each matter and the related insurance coverage. The required accrual may change in the future due to new developments or changes in approach such as a change in settlement strategy in dealing with these matters. The company does not believe that any such matter will have a material adverse effect on its financial condition or results of operations.

(I) OTHER COMPREHENSIVE INCOME The following table summarizes the components of accumulated other comprehensive loss as reported in the consolidated balance sheets:

(dollars in thousands)	2003	2002
Minimum pension liability	$ (2,081)	$ (1,460)
Unrealized loss on interest rate swap	(163)	(560)
Currency translation adjustments	(65)	(533)
	$ (2,309)	$ (2,553)

(J) FAIR VALUE OF FINANCIAL INSTRUMENTS Due to their short-term nature, the carrying value of the company's cash and cash equivalents and receivables approximate fair value. The value of long-term debt, which is disclosed in Note 5, approximates fair value. The company's derivative instruments are based on market prices when available or are derived from financial valuation methodologies.

(K) FOREIGN CURRENCY Foreign currency transactions are accounted for in accordance with SFAS No. 52 "Foreign Currency Translation." Assets and liabilities of the company's foreign operations are translated at exchange rates at the balance sheet date. These translation adjustments are not included in determining net income for the period but are disclosed and accumulated in a separate component of stockholders' equity. Exchange gains and losses on foreign currency transactions are included in determining net income for the period in which they occur. These exchanges losses amounted to $0.6 million and $0.5 million in fiscal 2003 and 2002, respectively.

(L) REVENUE RECOGNITION The company recognizes revenue on the sale of its products upon transfer of title, which occurs at the time of shipment, and collectability is reasonably assured. The sale prices of the products are fixed and determinable at the time of title transfer. Sales are reported net of sales returns, sales incentives and cash discounts based on prior experience and other quantitative and qualitative factors.

(M) WARRANTY COSTS In the normal course of business the company issues product warranties for specific product lines and provides for the estimated future warranty cost in the period in which the sale is recorded. The estimate of warranty cost is based on contract terms and historical warranty loss experience that is periodically adjusted for recent actual experience. Because warranty estimates are forecasts that are based on the best available information, claims costs may differ from amounts provided. Adjustments to initial obligations for warranties are made as changes in the obligations become reasonably estimable.

A rollforward of the warranty reserve is as follows:

(dollars in thousands)	2003	2002
Beginning balance	$ 10,447	$ 9,179
Warranty expense	9,743	9,357
Warranty claims	(8,627)	(8,089)
Ending balance	$ 11,563	$ 10,447

(N) RESEARCH AND DEVELOPMENT COSTS Research and development costs, included in cost of sales in the consolidated statements of earnings, are charged to expense when incurred. These costs were $2,390,000, $2,624,000 and $1,219,000 in fiscal 2003, 2002 and 2001, respectively.

(O) STOCK BASED COMPENSATION At January 3, 2004, the company had various stock based employee compensation plans which are described more fully in Note 6.

As permitted under SFAS No. 123: "Accounting for Stock-Based Compensation", the company has elected to follow APB Opinion No. 25: "Accounting for Stock Issued to Employees" in accounting for stock-based awards to employees and directors. Under APB No. 25, because the exercise price of the company's stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized in the company's financial statements for all periods presented.

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123. This information is required to be determined as if the company had accounted for its employee and director stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The weighted average estimated fair value of stock options granted in fiscal 2003 was $8.35 per share and in fiscal 2002 was $4.30 per share. The fair value of options has been estimated at the date of grant using a Black-Scholes option pricing model with the following general assumptions: risk-free interest rate of 2.7% to 2.9% in 2003 and 4.8% in 2002; no expected dividend yield; expected lives of 4 to 8 years in 2003 and 7 years in 2002; and expected volatility of 55% to 65% in 2003 and 75% in 2002.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma net earnings and per share data utilizing a fair value based method is as follows:

	2003	2002	2001
Net income – as reported	$18,698	$ 6,102	$ 1,636
Less: Stock-based employee compensation expense, net of taxes	583	226	111
Net income – pro forma	$ 18,115	$ 5,876	$ 1,525
Earnings per share – as reported			
Basic	$ 2.06	$ 0.68	$ 0.18
Diluted	$ 1.99	$ 0.67	$ 0.18
Earnings per share – pro forma			
Basic	$ 2.00	$ 0.65	$ 0.17
Diluted	$ 1.93	$ 0.64	$ 0.17

(P) EARNINGS PER SHARE In accordance with SFAS No. 128 "Earnings Per Share", "basic earnings per share" is calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" is calculated based upon the weighted average number of common shares outstanding, warrants and other dilutive securities.

The company's potentially dilutive securities consist of shares issuable on exercise of outstanding options computed using the treasury method and amounted to 327,000,

142,000 and 16,000 for fiscal 2003, 2002 and 2001, respectively. Stock options amounting to 5,000 at a price of $9.63 and 322,000 at prices from $6.00 to $9.63 for fiscal 2002 and 2001, respectively, were excluded from the common share equivalents, as they were anti-dilutive.

(Q) CONSOLIDATED STATEMENTS OF CASH FLOWS Cash paid for interest was $4,532,000, $6,248,000 and $402,000 in fiscal 2003, 2002 and 2001, respectively. Cash payments totaling $8,349,000, $4,761,000 and $1,369,000 were made for income taxes during fiscal 2003, 2002 and 2001, respectively.

(R) NEW ACCOUNTING PRONOUNCEMENTS In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations". This statement addresses financial accounting and reporting for business combinations initiated after June 30, 2001, superceding Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations" and SFAS No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of this statement are to be accounted for using the purchase method of accounting. The company has accounted for its acquisition of Blodgett Holdings, Inc. ("Blodgett") in accordance with SFAS No. 141.

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets", superceding APB Opinion No. 17, "Intangible Assets". This statement addresses how intangible assets that are acquired individually or with a group of other assets (excluding assets acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In accordance with this statement, goodwill and certain other intangible assets with indefinite lives will no longer be amortized, but evaluated for impairment based upon financial tests related to the current value for the related assets. As a result there may be more volatility in reported income than under the previous standards because impairment losses are likely to occur irregularly and in varying amounts. The company adopted this statement in the first quarter of 2002. Upon initial adoption of this statement, the company determined that no impairment of goodwill or other intangible assets had occurred. Goodwill of $74.8 million and other intangible assets (trademarks) of $26.3 million have been accounted for consistently with the nonamortization provisions of this statement. At January 3, 2004 and December 28, 2002 the company did not have any intangible assets subject to amortization. The company recorded goodwill amortization, which reduced net income by $0.9 million from $2.5 million, or $0.28 per share in fiscal 2001.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and requires that such costs be recognized as a liability in the period in which incurred. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material impact on the company's financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121 and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and broadens the presentation of discontinued operations to include more disposal transactions. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements SFAS No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS No. 145 eliminates the previous requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses are to be classified as extraordinary items only if they are deemed to be unusual and infrequent. The changes related to debt extinguishment are effective for fiscal years beginning after May 15, 2002, and the changes related to lease accounting are effective for transactions occurring after May 15, 2002. The company adopted this statement in fiscal 2003. As a result, in the 2003 financial statements, the company made a reclassification in the presentation of a loss incurred pertaining to the extinguishment of debt and its related tax benefit in the 2002 statement of earnings. In the 2002 financial statements, the company reported a $5.5 million extraordinary loss, comprised of a $9.1 million debt extinguishment loss net of a $3.6 million tax benefit. In the 2003 financial statements, the $9.1 million loss has been reclassified to debt extinguishment expense as a component of earnings before income taxes and the related $3.6 million tax benefit to the provision for income taxes.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. This statement is effective for financial statements issued for fiscal years beginning after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the company's financial position, results of operations or cash flows.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure–an amendment of FASB Statement No. 123." This statement amends SFAS No. 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company has applied this guidance in the 2003 financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for classifying and measuring certain financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the company's financial position, results of operations or cash flows.

(5) FINANCING ARRANGEMENTS

The following is a summary of long-term debt at January 3, 2004 and December 28, 2002:

(dollars in thousands)	2003	2002
Senior secured revolving credit line	$ 1,500	$ —
Senior secured bank term loans	53,000	65,000
Notes to Maytag	2,000	20,562
Foreign bank loan	—	2,400
Total debt	56,500	87,962
Less current maturities of long-term debt	14,500	14,400
Long-term debt	$ 42,000	$ 73,562

As of January 3, 2004, the company maintained a senior secured bank facility comprised of a $30.0 million revolving credit line and $53.0 million in term loans. The borrowing availability under the revolving credit line is limited to the amount of collateral as defined by the senior bank agreement. Borrowings under the revolving credit line amounted to $1.5 million and are assessed at an interest rate of 1.0% above PRIME for short-term borrowings or 2.75% above LIBOR for long-term borrowings, which at January 3, 2004 amounted to 5.0%. Term loans include a $48.5 million loan assessed interest at floating rates of 2.75% above LIBOR and a $4.5 million loan assessed interest at a rate of 3.75% above LIBOR. At January 3, 2004, the interest rates on the $48.5 million and $4.5 million term loans were 3.99% and 4.93%, respectively. The interest rates on borrowings under the senior bank facility may be adjusted quarterly based on the company's defined indebtedness ratio on a rolling four-quarter basis.

The senior bank facility entered into in December 2002 requires the company to have in effect one or more interest rate protection agreements effectively fixing the interest rates on not less than $20.0 million in principal amount for a period of not less than two years and $10.0 million in principal amount for a period of not less than three years. In January 2002, the company had established an interest rate swap agreement with a notional amount of $20.0 million. This agreement swaps one-month LIBOR for a fixed rate of 4.03% and is in effect through December 31, 2004. In February 2003, the company entered into another swap agreement with a notional amount of $10.0 million that swaps one-month LIBOR for a fixed rate of 2.36% and is in effect through December 30, 2005.

As of January 3, 2004 the company had $2.0 million in notes due to Maytag. The notes due to Maytag mature in December 2006 and bear an interest rate of 12.0% payable in cash. Interest on the notes is assessed semi-annually. The notes become immediately due upon the occurrence of certain material events without the written permission of Maytag, including a change in control, a business acquisition, the acceleration of the senior bank debt, or the issuance of additional debt. The company has the ability to prepay the notes to Maytag without penalty.

The terms of the senior secured credit facility and subordinated note to Maytag limit the paying of dividends, capital expenditures and leases, and require, among other things, a minimum amount, as defined, of stockholders' equity, and certain ratios of indebtedness and fixed charge coverage. The credit agreement also provides that if a material adverse change in the company's business operations or conditions occurs, the lender could declare an event of default. Under terms of the agreement a material adverse effect is defined as (a) a material adverse change in, or a material adverse effect upon, the operations, business properties, condition (financial and otherwise) or prospects of the company and its subsidiaries taken as a whole; (b) a material impairment of the ability of the company to perform under the loan agreements and to avoid any event of default; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the company of any loan document. At January 3, 2004, the company was in compliance with all covenants pursuant to its borrowing agreements.

As of December 28, 2002, the company had aggregate borrowings under its senior bank agreement of $65.0 million. Year-end borrowings included a $60.0 million term loan assessed interest at floating rates of 3.25% above LIBOR and a $5.0 million term loan assessed interest at a rate of 3.75% above LIBOR. At December 28, 2002, the interest rates on the $60.0 million and $5.0 million term loans were 4.67% and 5.17%, respectively.

As of December 28, 2002 the company's subsidiary in Spain had $2.4 million in U.S. dollar borrowings under a senior bank loan. This loan amortized in equal monthly payments maturing in December 2003 and was assessed interest at a rate of 0.45% above LIBOR, which amounted to 1.87% at December 28, 2002.

As of December 28, 2002 the company had $20.6 million in notes due to Maytag. The notes due to Maytag mature in December 2006 and consisted of $13.7 million in notes that bear an interest rate of 12.0% payable in cash and $6.9 million in notes that bear an interest rate of 13.5% through December 31, 2004 and 12.0% thereafter. Interest prior to December 31, 2004 on the $6.9 million in notes was to be paid by the issuance of additional subordinated notes in principal amounts equal to such interest payable. After December 31, 2004 interest on these notes was payable in cash, unless such payment would result in the violation of the provisions within the senior bank agreement.

The aggregate amount of debt payable during each of the next five years is as follows:

(dollars in thousands)

2004	$ 14,500
2005	13,300
2006	15,300
2007	13,400
2008	—
	$ 56,500

(6) COMMON AND PREFERRED STOCK

(A) SHARES AUTHORIZED AND ISSUED At January 3, 2004 and December 28, 2002, the company had 20,000,000 shares of common stock and 2,000,000 shares of Non-voting Preferred Stock authorized. At January 3, 2004, there were 9,209,750 common stock shares issued and outstanding.

(B) TREASURY STOCK In July 1998, the company's Board of Directors adopted a stock repurchase program and during 1998 authorized the purchase of up to 1,800,000 common shares in open market purchases. As of January 3, 2004, 952,700 shares had been purchased under the 1998 stock repurchase program.

In October 2000, the company's Board of Directors approved a self tender offer that authorized the purchase of up to 1,500,000 common shares from existing stockholders at a per share price of $7.00. On November 22, 2000 the company announced that 1,135,359 shares were accepted for payment pursuant to the tender offer for $7.9 million.

At January 3, 2004, the company had a total of 2,047,271 shares in treasury amounting to $12.5 million.

(C) WARRANTS In December 2002, the company repurchased and retired 358,346 of outstanding stock warrant rights held by American Capital Strategies ("ACS"), which had been issued in connection with a senior subordinated note agreement entered into in December 2001. The stock warrant rights allowed ACS to purchase Middleby common stock at $4.67 per share at any time through their expiration on December 21, 2011. The stock warrant rights were purchased for $2.7 million in cash. Conditional stock warrant rights of 445,100 exercisable under circumstances defined per the note agreement expired with the retirement of the notes in December 2002. See Note 8 for further discussion.

(D) STOCK OPTIONS The company maintains a 1998 Stock Incentive Plan (the "Plan"), as amended on December 15, 2003, which provides rights to key employees to purchase shares of common stock at specified exercise prices. A maximum amount of 1,500,000 shares can be issued under the Plan. Options may be exercised upon certain vesting requirements being met, but expire to the extent unexercised within a maximum of ten years from the date of grant.

In addition to the above Plan, certain directors of the company have options outstanding at January 3, 2004 for 7,500 shares exercisable at $11.72 per share that expire on May 15, 2013, 18,000 shares exercisable at $10.51 per share, that expire on March 5, 2013, 60,000 shares exercisable at $7.50 per share that expire on February 14, 2006 and 12,000 shares exercisable at $6.00 per share that expire on May 11, 2005. The options held by the directors are fully vested.

A summary of stock option activity is presented below:

Stock Option Activity	Employees	Directors	Option Price Per Share
Outstanding at Jan. 1, 2000	318,050	76,000	
Granted	18,000	24,000	$6.00 to $7.0625
Exercised	(32,875)	—	$1.25 to $5.625
Forfeited	(15,050)	—	$4.50 to $5.25
Outstanding at Dec. 30, 2000	288,125	100,000	
Granted	—	—	
Exercised	(2,500)	—	$4.50 to $5.25
Forfeited	(4,000)	(18,000)	$4.50 to $7.50
Outstanding at Dec. 29, 2001	281,625	82,000	
Granted	380,000	—	$5.90
Exercised	(3,000)	(1,000)	$1.875 to $4.50
Forfeited	(100,500)	—	$4.50 to $7.094
Outstanding at Dec. 28, 2002	558,125	81,000	
Granted	665,100	31,500	$10.51 to $18.47
Exercised	(213,625)	(15,000)	$4.50 to $10.51
Forfeited	(14,100)	—	$5.90 to $10.51
Outstanding at January 3, 2004	995,500	97,500	
Weighted average price	$13.16	$8.20	
Exercisable at January 3, 2004	612,925	97,500	
Weighted average price	$16.67	$8.20	

In fiscal 2003, the weighted average price of shares granted, exercised and forfeited under the employee stock plan was $16.80, $6.31 and $7.24, respectively. In fiscal 2003, the weighted average price of shares granted and exercised under the director stock plan was $10.80 and $7.80, respectively.

The following summarizes the options outstanding and exercisable for the employee stock plan by exercise price, at January 3, 2004:

Exercise Price	Options Outstanding	Weighted Average Remaining Life	Options Exercisable	Weighted Average Remaining Life
$4.50	9,250	0.82	9,250	0.82
$5.25	5,750	2.83	5,750	2.83
$5.90	304,000	8.15	60,800	8.15
$7.063	15,500	1.13	11,625	1.13
$10.51	135,500	9.18	—	9.18
$18.47	525,500	9.81	525,500	9.81
	995,500	8.96	612,925	9.28

(7) INCOME TAXES

Earnings before taxes is summarized as follows:

(dollars in thousands)	2003	2002	2001
Domestic	$ 26,928	$ 5,998	$ 8,157
Foreign	1,893	2,816	(1,757)
Total	$ 28,821	$ 8,814	$ 6,400

The provision (benefit) for income taxes is summarized as follows:

(dollars in thousands)	2003	2002	2001
Federal	$ 7,661	$ 1,495	$ 3,235
State and local	2,282	790	965
Foreign	180	427	564
Total	$ 10,123	$ 2,712	$ 4,764
Current	$ 11,011	$ 1,922	$ 4,120
Deferred	(888)	790	644
Total	$ 10,123	$ 2,712	$ 4,764

Reconciliation of the differences between income taxes computed at the federal statutory rate to the effective rate are as follows:

	2003	2002	2001
U.S. federal statutory tax rate	35.0%	34.0%	34.0%
Permanent book vs. tax differences	—	(0.3)	6.0
Foreign tax rate differentials	(1.7)	5.0	18.4
State taxes, net of federal benefit	4.9	7.4	16.0
Write-off of foreign investment	—	(18.9)	—
Reserve adjustments and other	(3.1)	3.6	—
Consolidated effective tax	35.1%	30.8%	74.4%

At January 3, 2004 and December 28, 2002, the company had recorded the following deferred tax assets and liabilities, which were comprised of the following:

(dollars in thousands)	2003	2002
Deferred tax assets:		
Warranty reserves	$ 4,514	$ 4,131
Accrued severance and plant closure	3,578	3,964
Accrued retirement benefits	2,594	1,636
Inventory reserves	2,146	2,092
Payroll related	1,433	—
Product liability reserves	1,173	813
Receivable related reserves	1,156	1,147
Unicap	406	405
Foreign net operating loss carry-forwards	211	732
Tax credit carry-forwards	—	3,134
Alternative minimum tax credits	—	922
Other	1,406	1,177
Gross deferred tax assets	18,617	20,153
Valuation allowance	—	(732)
Deferred tax assets	$ 18,617	$ 19,421
Deferred tax liabilities:		
Intangible assets	$ (10,651)	$ (10,678)
Depreciation	(2,922)	(2,355)
LIFO reserves	(469)	(925)
Deferred tax liabilities	$ (14,042)	$ (13,958)

(8) FINANCIAL INSTRUMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. The statement requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. Derivatives that do not qualify as a hedge must be adjusted to fair value in earnings. If the derivative does qualify as a hedge under SFAS No. 133, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments or recognized in other accumulated comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedge's change in fair value will be immediately recognized in earnings.

(A) FOREIGN EXCHANGE The company has entered into derivative instruments, principally forward contracts to reduce exposures pertaining to fluctuations in foreign exchange rates. As of January 3, 2004, the company had forward contracts to purchase $4.1 million U.S. Dollars with various foreign currencies, all of which mature in the next fiscal quarter. The fair value of these forward contracts was approximately $(0.1) million at the end of the year.

(B) INTEREST RATE SWAP In January 2002, in accordance with the senior bank agreement, the company entered into an interest rate swap agreement with a notional amount of $20.0 million to fix the interest rate applicable to certain of its variable-rate debt. The agreement swaps one-month LIBOR for a fixed rate of 4.03% and is in effect through December 31, 2004. A loss of $(0.3) million was recorded in earnings for the six-month period ended June 29, 2002 as the interest rate swap was marked-to-market (not specifically designated as a hedge). At June 30, 2002 the company designated the swap as a cash flow hedge. Accordingly, changes in the fair value of the swap subsequent to June 30, 2002 are recognized in accumulated other comprehensive income and any hedge ineffectiveness is recorded in current-period earnings as a component of gains and losses on acquisition financing derivatives. The change in fair value of the swap subsequent to June 30, 2002 was $(0.3) million and was recorded as a component of other comprehensive income.

In February 2003, in accordance with the senior bank agreement, the company entered into an interest rate swap agreement with a notational amount of $10.0 million to fix the interest rate applicable to certain of its variable rate debt. The agreement swaps one month LIBOR for a fixed rate of 2.36% and is in effect through December 30, 2005. The interest rate swap has been designated as a hedge, and in accordance with SFAS No. 133 the changes in the fair value are recorded as a component of accumulated comprehensive income. The change in the fair value of the swap during 2003 was a gain of less than $0.1 million.

(C) STOCK WARRANT RIGHTS In conjunction with the subordinated senior notes issued in connection with the financing for the Blodgett acquisition, the company issued 358,346 stock warrant rights and 445,100 conditional stock warrant rights to the subordinated senior noteholder. The warrant rights allowed the noteholder to purchase Middleby common stock at $4.67 per share through their expiration on December 21, 2011. The conditional stock warrant rights were exercisable in the circumstance that the noteholder failed to achieve certain prescribed rates of return as defined per the note agreement. After March 15, 2007 or upon a Change in Control as defined per the note agreement, the subordinated senior noteholder had the ability to require the company to repurchase these warrant rights at the fair market value. The obligation pertaining to the repurchase of the warrant rights was recorded in Other Non-Current Liabilities at fair market value utilizing a Black-Scholes valuation model, which was assessed at value of $3.3 million as of December 29, 2001. The 358,346 of stock warrant rights were repurchased for $2.7 million in cash in conjunction with the repayment of the subordinated senior note. Conditional stock warrant rights of 445,100 expired unexercised with the retirement of the notes. The company recorded a gain of $0.6 million in conjunction with the repurchase and expiration of the warrant rights.

(9) LEASE COMMITMENTS

The company leases warehouse space, office facilities and equipment under operating leases, which expire in fiscal 2004 and thereafter. The company also has lease obligations for two manufacturing facilities that were exited in conjunction with manufacturing consolidation efforts related to the acquisition of Blodgett. Future payment obligations under these leases are as follows:

(dollars in thousands)	Operating Leases	Idle Facility Leases	Total Lease Commitments
2004	$ 758	$ 1,271	$ 2,029
2005	624	1,077	1,701
2006	527	1,099	1,626
2007	274	1,107	1,381
2008 and thereafter	355	7,935	8,290
	$ 2,538	$12,489	$15,027

Rental expense pertaining to the operating leases was $0.6 million, $1.1 million, and $0.5 million in fiscal 2003, 2002, and 2001, respectively. Reserves of $8.6 million have been established for the idle facility leases, net of anticipated sublease income (see Note 10 for further discussion).

(10) ACQUISITION INTEGRATION COSTS

On December 21, 2001 the company established reserves through purchase accounting associated with $3.9 million in severance related obligations and $6.9 million in facility exit costs related to the acquired Blodgett business operations.

Reserves for estimated severance obligations of $3.9 million were established in conjunction with reorganization initiatives established during 2001 and completed during the first half of 2002. During the first quarter of 2002, the company reduced headcount at the acquired Blodgett operations by 123 employees. This headcount reduction included most functional areas of the company and included a reorganization of the executive management structure. During the second quarter of 2002, the company further reduced headcount at the Blodgett operations by 30 employees in conjunction with the consolidation and exit of two manufacturing facilities. Production for the Blodgett combi-oven, conveyor oven, and deck oven lines were moved from two facilities located in Williston and Shelburne, Vermont into existing manufacturing facilities in Burlington, Vermont and Elgin, Illinois. The second quarter headcount reductions predominately related to the manufacturing function.

Reserves of $6.9 million were established for facility closure costs predominately related to lease obligations for manufacturing facilities that were exited in 2001 and 2002. During the second quarter of 2001, prior to the acquisition, reserves were established for lease obligations associated with a manufacturing facility in Quakertown, Pennsylvania that was exited when production at this facility was relocated to an existing facility in Bow, New Hampshire. The lease associated with the exited facility extends through December 11, 2014. The facility is currently subleased for a portion of the lease term through July 2006. During the second quarter of 2002, the company exited leased facilities in Shelburne, Vermont in conjunction with the company's manufacturing consolidation initiatives. The Shelburne lease extends through December 11, 2014. This facility has not been subleased although the company is performing an active search for subtenants. During the third and fourth quarter of 2002, reserves associated with the remaining lease obligation were increased by $3.4 million through purchase accounting due to changes in assumptions related to the timing and amount of sublease income expected to be realized, resulting in an increase to goodwill. Future lease obligations under these facilities amount to approximately $14.2 million. The remaining reserve balance is reflected net of anticipated sublease income.

The forecast of sublease income could differ from actual amounts, which are subject to the occupancy by a subtenant and a negotiated sublease rental rate. If the company's estimates or underlying assumptions change in the future, the company would be required to adjust the reserve amount accordingly.

A summary of the reserve balance activity is as follows:

(dollars in thousands)	Balance Dec. 29, 2001	Reserve Adjustments	Cash Payments	Balance Dec. 28, 2002	Reserve Adjustments	Cash Payments	Balance Jan. 3, 2004
Severance obligations	$ 3,947	$ (92)	$ (3,584)	$ 271	$ (134)	$ (122)	$ 15
Facility closure and lease obligations	6,928	3,377	(812)	9,493	176	(1,020)	8,649
Total	$ 10,875	$ 3,285	$ (4,396)	$ 9,764	$ 42	$ (1,142)	$ 8,664

As of the end of the year, all actions pertaining to the company's integration initiatives have been completed. At this time, management believes the remaining reserve balance is adequate to cover the remaining costs identified at January 3, 2004.

(11) SEGMENT INFORMATION

The company operates in two reportable operating segments defined by management reporting structure and operating activities.

The worldwide manufacturing divisions operate through the Cooking Systems Group. This business division has manufacturing facilities in Illinois, New Hampshire, North Carolina, Vermont and the Philippines. This division supports four major product groups, including conveyor oven equipment, core cooking equipment, counterline cooking equipment, and international specialty equipment. Principal product lines of the conveyor oven product group include Middleby Marshall ovens, Blodgett ovens and CTX ovens. Principal product lines of the core cooking equipment product group include the Southbend product line of ranges, steamers, convection ovens, broilers and steam cooking equipment, the Blodgett product line of ranges, convection ovens and combi ovens, MagiKitch'n charbroilers and catering equipment and the Pitco Frialator product line of fryers. The counterline cooking and warming equipment product group includes toasters, hot food servers, foodwarmers and griddles distributed under the Toastmaster brand name. The international specialty equipment product group is primarily comprised of food preparation tables, undercounter refrigeration systems, ventilation systems and component parts for the U.S. manufacturing operations.

The International Distribution Division provides integrated design, export management, distribution and installation services through its operations in Canada, China, India, Korea, Mexico, the Philippines, Spain, Taiwan and the United Kingdom. The division sells the company's product lines and certain non-competing complementary product lines throughout the world. For a local country distributor or dealer, the company is able to provide a centralized source of foodservice equipment with complete export management and product support services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company evaluates individual segment performance based on operating income. Management believes that intersegment sales are made at established arms length transfer prices.

The following table summarizes the results of operations for the company's business segments[1]:

(dollars in thousands)	Cooking Systems Group	International Distribution	Corporate and Other[2]	Eliminations[3]	Total
2003					
Net sales	$ 223,345	$ 41,957	$ —	$ (29,900)	$ 235,402
Operating income	40,968	2,182	(6,491)	(1,643)	35,016
Depreciation expense	3,698	148	(263)	—	3,583
Net capital expenditures	869	36	98	—	1,003
Total assets	170,233	20,690	6,854	(3,157)	194,620
Long-lived assets[4]	123,910	509	3,234	—	127,653
2002					
Net sales	$ 218,136	$ 35,673	$ —	$ (24,701)	$ 229,108
Operating income	31,635	1,323	(1,925)	(1,302)	29,731
Depreciation expense	4,077	163	(273)	—	3,967
Net capital expenditures	647	265	175	—	1,087
Total assets	178,775	22,709	11,009	(4,531)	207,962
Long-lived assets[4]	126,729	459	2,983	—	130,171
2001					
Net sales	$ 93,711	$ 21,357	$ —	$ (13,516)	$ 101,552
Operating income	11,986	(655)	(3,347)	(50)	7,934
Depreciation expense	2,303	163	222	—	2,688
Net capital expenditures	223	76	170	—	469
Total assets	188,396	16,307	10,625	(3,931)	211,397
Long-lived assets[4]	131,593	443	6,622	—	138,658

(1) Non-operating expenses are not allocated to the operating segments. Non-operating expenses consist of interest expense and deferred financing amortization, gains and losses on acquisition financing derivatives, and other income and expenses items outside of income from operations.

(2) Includes corporate and other general company assets and operations.

(3) Includes elimination of intercompany sales, profit in inventory, and intercompany receivables. Intercompany sale transactions are predominantly from the Cooking Systems Group to the International Distribution Division.

(4) Long-lived assets of the Cooking Systems Group includes assets located in the Philippines which amounted to $2,379, $2,611 and $2,990 in 2003, 2002 and 2001, respectively.

Net sales by each major geographic region are as follows:

(dollars in thousands)	2003	2002	2001
United States and Canada	$ 187,502	$ 186,015	$ 74,082
Asia	20,137	15,640	12,132
Europe and Middle East	21,307	19,879	9,603
Latin America	6,456	7,574	5,735
Total international	47,900	43,093	27,470
	$ 235,402	$ 229,108	$ 101,552

(12) RELATED PARTY TRANSACTIONS

On November 8, 1999 the company made a loan to its Chief Executive Officer, in the amount of $434,250. The loan was repayable with interest of 6.08% on February 28, 2003 and was established in conjunction with 100,000 shares of common stock purchased at the market price by the company on behalf of the officer. In accordance with a special incentive agreement with the officer, the loan and the related interest was to be forgiven by the company if certain targets of Earnings Before Taxes for fiscal years 2000, 2001 and 2002 were achieved. As of December 28, 2002, the entire loan had been forgiven as the financial targets established by the special incentive agreement had been achieved. One-third of the principal loan amount had been forgiven in fiscal 2000 and the remaining two-thirds was forgiven in fiscal 2002.

A second loan to the company's Chief Executive Officer was made on March 1, 2001 in the amount of $300,000 and was repayable with interest of 6.0% on February 24, 2004. This loan was established in conjunction with the company's commitment to transfer 50,000 shares of common stock from treasury to the officer at $6.00 per share. The market price at the close of business on March 1, 2001 was $5.94 per share. In accordance with a special incentive agreement with the officer, the loan and the related interest were to be forgiven by the company if certain targets of Earnings Before Taxes for fiscal years 2001, 2002, and 2003 were achieved. As of January 3, 2004, the entire loan had been forgiven as the financial targets established by the special incentive agreement had been achieved. One-third of the principal loan amount had been forgiven in fiscal 2002 and the remaining two-thirds was forgiven in fiscal 2003. Amounts forgiven were recorded in general and administrative expense.

(13) EMPLOYEE BENEFIT PLANS

The company maintains a non-contributory defined benefit plan for its union employees at the Elgin, Illinois facility. Benefits are determined based upon retirement age and years of service with the company. This defined benefit plan was frozen on April 30, 2002 and no further benefits accrue to the participants beyond this date. Plan participants will receive or continue to receive payments for benefits earned on or prior to April 30, 2002 upon reaching retirement age. The plan is funded in accordance with provisions of the Employee Retirement Income Security Act of 1974. The employees participating in the defined benefit plan were enrolled in a newly established 401K savings plan on July 1, 2002. The company made contributions to this defined contribution plan in the amount of $157,400 and $82,500 in fiscal 2003 and 2002, respectively.

The company also maintains a retirement benefit agreement with its Chairman. The retirement benefits are based upon a percentage of the Chairman's final base salary. Additionally, the company maintains a retirement plan for non-employee directors. The plan provides for an annual benefit upon a change in control of the company or retirement from the Board of Directors at age 70, equal to 100% of the director's last annual retainer, payable for a number of years equal to the director's years of service up to a maximum of 10 years.

The assets of the defined benefit plans consist principally of marketable securities and government and corporate debt securities. A summary of the plans' benefit obligations, funded status, and net balance sheet position is as follows:

(dollars in thousands)	2003 Union Plan	2003 Director Plans	2002 Union Plan	2002 Director Plans
Change in Benefit Obligation:				
Benefit obligation - beginning of year	$ 3,502	$ 4,129	$ 3,096	$ 3,321
Service cost	—	397	108	567
Interest on benefit obligations	249	312	233	244
Return on assets	(264)	—	(258)	—
Net amortization and deferral	106	406	105	89
Pension curtailment adjustment	—	—	97	—
Net pension expense	91	1,115	285	900
Net benefit payments	(203)	(7)	(181)	(16)
Actuarial (gain) loss	644	572	302	(76)
Benefit obligation - end of year	$ 4,034	$ 5,809	$ 3,502	$ 4,129
Change in Plan Assets:				
Plan assets at fair value - beginning of year	$ 3,078	$ 1,214	$ 2,870	$ 1,538
Company contributions	280	1,007	377	16
Investment gain	191	310	12	(240)
Benefit payments and plan expenses	(203)	(111)	(181)	(100)
Plan assets at fair value - end of year	$ 3,346	$ 2,420	$ 3,078	$ 1,214
Fund Status:				
Unfunded benefit obligation	$ (688)	$ (3,389)	$ (424)	$ (2,915)
Unrecognized net loss	1,628	832	1,200	260
Unrecognized prior year service cost	—	—	—	—
Unrecognized net transition asset	—	—	—	—
Net amount recognized in the balance sheet at year-end	$ 940	$ (2,557)	$ 776	$ (2,655)
Amount recognized in balance sheet:				
Other assets	$ —	$ —	$ —	$ —
Non-current liabilities	(688)	(3,389)	(424)	(2,915)
Accumulated other comprehensive income	1,628	832	1,200	260
Net amount recognized	$ 940	$ (2,557)	$ 776	$ (2,655)
Salary growth rate	n/a	3.50%	n/a	3.50%
Assumed discount rate	6.25%	6.25%	7.00%	7.00%
Expected return on assets	8.50%	n/a	8.50%	n/a

The company also maintains a defined contribution plan for all salaried and non-union employees in the United States. The discretionary profit sharing contributions approved relating to the plan years ending 2003, 2002, and 2001 for the profit sharing and 401K plan amounted to $750,000, $600,000 and $300,000, respectively.

(14) QUARTERLY DATA (UNAUDITED)

(dollars in thousands, except per share data)	1st	2nd	3rd	4th	Total year
2003					
Net sales	$ 54,767	$ 63,595	$ 59,254	$ 57,786	$ 235,402
Gross profit[2]	19,052	22,650	22,633	21,518	85,853
Income from operations[2]	6,407	9,644	9,986	8,979	35,016
Net earnings [2]	$ 2,609	$ 4,597	$ 5,651	$ 5,841	$ 18,698
Basic earnings per share[1][2]	$ 0.29	$ 0.51	$ 0.63	$ 0.64	$ 2.06
Diluted earnings per share[1][2]	$ 0.28	$ 0.49	$ 0.59	$ 0.60	$ 1.99
2002					
Net sales	$ 54,491	$ 62,478	$ 57,679	$ 54,460	$ 229,108
Gross profit	17,893	21,521	20,464	18,622	78,500
Income from operations	4,721	8,196	8,947	7,867	29,731
Net earnings (loss)	$ 1,040	$ 2,814	$ 4,337	$ (2,089)	$ 6,102
Basic earnings (loss) per share[1]	$ 0.12	$ 0.31	$ 0.48	$ (0.23)	$ 0.68
Diluted earnings (loss) per share[1]	$ 0.12	$ 0.31	$ 0.47	$ (0.23)	$ 0.67
2001					
Net sales	$ 24,747	$ 25,293	$ 25,714	$ 25,798	$ 101,552
Gross profit	8,171	8,234	8,487	6,612	31,504
Income from operations	1,837	2,248	2,435	1,414	7,934
Net earnings (loss)	$ 549	$ 676	$ 1,092	$ (681)	$ 1,636
Basic earnings (loss) per share[1]	$ 0.06	$ 0.08	$ 0.12	$ (0.08)	$ 0.18
Diluted earnings (loss) per share[1]	$ 0.06	$ 0.08	$ 0.12	$ (0.08)	$ 0.18

(1) Sum of quarters may not equal the total for the year due to changes in the number of shares outstanding during the year.

(2) The 2003 fourth quarter included an adjustment to the LIFO provision for inventory, which increased pretax earnings by $0.6 million and net earnings by $0.4 million, or $0.04 per share.

Selected Financial Data

Fiscal Year Ended[1]

(amounts in thousands, except per share data)	2003	2002	2001	2000	1999
INCOME STATEMENT DATA:					
Net sales	$ 235,402	$ 229,108	$ 101,552	$ 126,888	$ 132,541
Cost of sales	149,549	150,608	70,048	81,702	91,551
Gross profit	85,853	78,500	31,504	45,186	40,990
Selling and distribution expenses	29,609	28,213	13,180	15,858	18,694
General and administrative expenses	21,228	20,556	10,390	17,478	14,430
Non-recurring expenses	—	—	—	—	2,208
Income from operations	35,016	29,731	7,934	11,850	5,658
Interest expense and deferred financing amortization, net	5,891	11,180	740	1,204	2,724
Gain on acquisition financing derivatives	(62)	(286)	—	—	—
Debt extinguishment expenses	—	9,122	—	378	—
Other expense, net	366	901	794	1,503	763
Earnings before income taxes	28,821	8,814	6,400	8,765	2,171
Provision for income taxes	10,123	2,712	4,764	5,227	3,165
Net earnings (loss)	$ 18,698	$ 6,102	$ 1,636	$ 3,538	$ (994)
NET EARNINGS (LOSS) PER SHARE:					
Basic	$ 2.06	$ 0.68	$ 0.18	$ 0.35	$ (0.10)
Diluted	$ 1.99	$ 0.67	$ 0.18	$ 0.35	$ (0.10)
WEIGHTED AVERAGE SHARES OUTSTANDING:					
Basic	9,065	8,990	8,981	9,971	10,161
Diluted	9,392	9,132	8,997	10,091	10,277
Cash dividends per common share	$ 0.25	$ —	$ —	$ 0.10	$ —
BALANCE SHEET DATA:					
Working capital	$ 3,490	$ 13,890	$ 12,763	$ 19,084	$ 28,095
Total assets	194,620	207,962	211,397	79,920	99,048
Total debt	56,500	87,962	96,199	8,539	28,135
Stockholders' equity	62,090	44,632	39,409	37,461	43,168

(1) The company's fiscal year ends on the Saturday nearest to December 31.

BOARD OF DIRECTORS

SELIM A. BASSOUL
President and CEO,
The Middleby Corporation

ROBERT R. HENRY[2]
President,
Robert R. Henry Co., Inc.
Venture Capitalists

A. DON LUMMUS[1]
Independent Director and
Corporate Advisor

JOHN R. MILLER, III[2]
President,
E.O.P., Inc.
Publishers

PHILIP G. PUTNAM[3]
Managing Director,
Flagstone Capital, LLC
Investment Bankers

DAVID P. RILEY
Retired President and Chief
Executive Officer,
The Middleby Corporation

SABIN C. STREETER[1]
Adjunct Professor and
Executive-in-Residence,
Columbia Business School

LAURA B. WHITMAN
Vice President,
Chinese Works of Art,
Christie's, New York
Auction House

W. FIFIELD WHITMAN III
Senior Vice President,
Marathon Asset Management
Investment Managers

WILLIAM F. WHITMAN, JR.
Chairman of the Board,
The Middleby Corporation

ROBERT L. YOHE[4]
Independent Director
and Corporate Advisor

EXECUTIVE OFFICERS

WILLIAM F. WHITMAN, JR.
Chairman of the Board

SELIM A. BASSOUL
President and Chief
Executive Officer

DAVID B. BAKER
Vice President,
Chief Administrative Officer,
and Secretary

TIMOTHY J. FITZGERALD
Vice President and
Chief Financial Officer

TRANSFER AGENT AND REGISTRAR

LaSalle Bank N.A.
135 S. LaSalle Street
Suite 1960
Chicago, Illinois 60603

CORPORATE HEADQUARTERS

The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120
847.741.3300
847.741.1689 Fax

GENERAL COUNSEL

Seyfarth Shaw LLP
Chicago, Illinois

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
Chicago, Illinois

STOCK MARKET INFORMATION

The Middleby Corporation is traded on the NASDAQ National Market under the symbol "MIDD".

INVESTOR RELATIONS

For additional information or for a free copy of the company's 2003 Annual Report on Form 10-K please contact:
The Middleby Corporation
Investor Relations
1400 Toastmaster Drive
Elgin, Illinois 60120
847.741.3300

Other financial information is available on the company's worldwide web site at:
http://www.middleby.com

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Chairman of the Audit Committee
(4) Chairman of the Compensation Committee

BLODGETT CTX THE MIDDLEBY CORPORATION Middleby Marshall PITCO

MagiKitch'n SOUTHBEND MIDDLEBY WORLDWIDE Toastmaster

THE MIDDLEBY CORPORATION

The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120
847.741.3300